UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

GUIDELINE, INC.
(Name of Subject Company)

GUIDELINE, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share
and
Series A Preferred Stock, par value $0.0001 per share
(Title of Class of Securities)

Common Stock — 401 716 10 5
Series A Preferred Stock — None
(CUSIP Number of Class of Securities)

David M. Walke
Chairman and Chief Executive Officer
Guideline, Inc.
625 Avenue of the Americas
New York, NY 10011
(212) 645-4500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mitchell D. Hollander, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 11106
(212) 541-6222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Guideline, Inc., a New York corporation (the “Company” or “Guideline”). The address and telephone number of the Company’s principal executive offices are 625 Avenue of the Americas, New York, NY 10011 and (212) 645-4500.

(b)	Securities.

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, and together with any Exhibits or Annexes hereto, this “Statement”) relates are (i) the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) the Company’s Series A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”, and together with the Common Stock, the “Shares”). As of June 28, 2007, there were 21,165,145 shares of Common Stock issued and outstanding and 333,333 shares of Preferred Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the person filing this Statement. The Company’s name, business address and business telephone number set forth in Item 1 above are incorporated herein by reference. The Company’s website address is www.guideline.com.

(b)	Tender Offer.

This Statement relates to the cash tender offer by Knickerbocker Acquisition Corp., a New York corporation (“Purchaser”) and a wholly owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), disclosed in a Tender Offer Statement on Schedule TO dated July 23, 2007 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase (i) all of the outstanding shares of Common Stock at a purchase price of $1.35 per share, without interest or accrued dividends (“Common Stock Offer Consideration”), and (ii) all of the outstanding shares of Preferred Stock of the Company at a purchase price of $1.50 per share plus accrued dividends thereon through the date of purchase of such shares in the tender offer (“Preferred Stock Offer Consideration”), in each case, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2007 (the “Merger Agreement”), by and among infoUSA, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following completion of the Offer, as promptly as practicable, and in no event later than the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the New York Business Corporation Law (the “NYBCL”), Purchaser will merge with and into the Company (the “Merger”) and the separate corporate existence of Purchaser will cease. Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of infoUSA.

In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares owned by the Company or any wholly-owned subsidiary of the Company and any Shares owned by infoUSA and Purchaser, all of which will be cancelled for no consideration, and other than Shares held by shareholders who are entitled to and who have properly exercised appraisal rights under the NYBCL) will be canceled and converted into, (i) in the case of shares of Common

Stock, the right to receive in cash the Common Stock Offer Consideration, without interest or dividends thereon (the “Common Stock Merger Consideration”), less any applicable withholding taxes, or (ii) in the case of shares of Preferred Stock, the right to receive in cash the Preferred Stock Offer Consideration, plus all dividends accrued thereon through the closing date (“Closing Date”) of the Merger (the “Preferred Stock Merger Consideration”, and together with the Common Stock Merger Consideration, the “Merger Consideration”), but without interest, less any applicable withholding of taxes.

Immediately prior to the Effective Time, each outstanding unexercised option to purchase shares of Common Stock (an “Option”) will become immediately vested and exercisable in full, and at the Effective Time, all Options then-outstanding will be cancelled in exchange for the right to receive a cash payment from the Company, subject to any required withholding of taxes, equal to the product of (i) the total number of shares of Common Stock otherwise issuable upon exercise of such Option and (ii) the excess, if any, of the Common Stock Merger Consideration over the exercise price per Common Share of such Option. The Company will terminate the Company’s 1996 Stock Option Plan and 2003 Stock Incentive Plan (collectively, the “Company Plans”) as of the Effective Time.

From and after the Effective Time, each outstanding warrant (“Warrant”) to purchase Shares will represent only the right to acquire and receive, upon exercise thereof in accordance with its terms, the Common Stock Merger Consideration payable in respect of the number of shares of Common Stock issuable upon exercise of the Warrant immediately prior to the Effective Time, subject to payment of the applicable exercise price therefor.

The Merger Agreement is summarized in Section 12 of the Offer to Purchase under the heading “The Merger Agreement”. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

infoUSA formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the principal executive offices of infoUSA and Purchaser are located at 5711 South 86th Circle, Omaha, Nebraska 68127, and the telephone number at such principal executive offices is (402) 593-4500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), attached to this Schedule 14D-9 as Annex A hereto, which is incorporated by reference herein (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) infoUSA, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Board”) following the completion of the Offer.

In considering the recommendation of the Board as set forth in Item 4 below, the Company’s shareholders should be aware that certain executive officers, directors and affiliates of the Company have interests in the Offer and the Merger, which are described below, which may present them with certain potential conflicts of interest. The Board is aware of these potential conflicts and has considered them along with the other factors described in this Item 3 and Item 4 below.

Stock Options and Restricted Stock Grants of our Officers and Directors

The Company’s executive officers and directors will receive the same per share consideration for their shares of Common Stock in the Offer and the Merger as all of other shareholders of the Company. For the Common Stock holdings of the Company’s executive officers and directors see “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement attached hereto as Annex A. In addition, under the terms of the Merger Agreement, all unvested portions of all outstanding Options, including those granted to the Company’s executive officers and directors, will become immediately vested and exercisable in full effective immediately prior to the Effective Time.

If the Merger is consummated, each outstanding Option will be cancelled in exchange for a cash payment from the Company (less any applicable withholding tax), if any, equal to the product of (1) the total number of shares of Common Stock subject to the Option immediately prior to the Effective Time and (2) the excess, if any, of $1.35 over the exercise price per Common Share subject to the Option.

The following table sets forth the number of shares of Common Stock subject to outstanding Options held by the Company’s executive officers and directors as of July 20, 2007, and the amount, assuming no Option exercises prior to the consummation of the Merger, that each executive officer and director will receive in exchange for the cancellation and termination of their Options in connection with the Merger:

	Shares Subject	Payment upon Merger
Executive Officers and Directors	to Options	in Respect of Options

David Walke	400,000	$334,000
Marc Litvinoff	50,000	—
Peter Stone	100,000	18,025
Scott Gerard	25,000	5,700
Andrew Garvin	5,000	—
Regina Paolillo	17,500	—
Denise Shapiro	45,000	3,000
Brian Ruder	25,000	—
Warren Struhl	65,000	28,500

Additionally, certain executive officers and directors have received restricted stock grants or awards for shares of Common Stock which, in accordance with the terms of such grants or awards, will vest upon consummation of the Offer. The following table summarizes the restricted stock awards held by the Company’s executive officers as of July 20, 2007, and the value of these awards based on the Common Stock Merger Consideration of $1.35 per share. Shares of Common Stock listed in the table below represent shares subject to restricted stock awards that are either unissued or issued but unvested, all of which will vest and be issued upon the consummation of the Offer and subsequently cancelled upon the Merger in exchange for the Common Stock Merger Consideration of $1.35 per share.

		Payment upon Merger
	Number of Shares	in Respect of
Executive Officers and Directors	of Restricted Stock	Restricted Stock

David Walke	518,528	$700,013
Marc Litvinoff	306,203	413,374
Peter Stone	155,472	209,887
Scott Gerard	—	—
Andrew Garvin	30,000	40,500
Regina Paolillo	40,000	54,000
Denise Shapiro	40,000	54,000
Brian Ruder	40,000	54,000
Warren Struhl	20,000	27,000

Executive Agreements

Walke Separation Agreement.  On June 28, 2007, the Company, infoUSA and David Walke, entered into a separation, restrictive covenants and release agreement (the “Walke Separation Agreement”). Under the Walke Separation Agreement, Mr. Walke’s employment as the Company’s Chief Executive Officer will be terminated upon the consummation of the Offer. In the event that the Merger Agreement is terminated, the

Walke Separation Agreement will be deemed terminated and shall be null and void. If Mr. Walke is so terminated, infoUSA, or the Company at the direction of infoUSA, will pay to Mr. Walke the sum of $1,300,000 in full and adequate consideration for the obligations of Mr. Walke set forth in the Walke Separation Agreement (including, without limitation, certain non-competition and non-solicitation covenants of Mr. Walke for a period of three (3) years commencing on the Walke Termination Date) and is intended to include payment for, and discharge of, any and all obligations of the Company to Mr. Walke pursuant to his current employment agreement and any and all benefits plans and programs in which Mr. Walke participates, except for any requirements imposed by law.

The Walke Separation Agreement is summarized in Section 12 of the Offer to Purchase under the heading “Separation, Restrictive Covenants and Release Agreement — David Walke”. A copy of the Walke Separation Agreement is filed as Exhibit (e)(2)(A) hereto and is incorporated herein by reference.

Stone Separation Agreement.  On June 28, 2007, the Company, infoUSA and Peter Stone, entered into a separation, restrictive covenants and release agreement (the “Stone Separation Agreement”). Under the Stone Separation Agreement, Mr. Stone’s employment as the Company’s Chief Financial Officer will be terminated on the date that is the three (3) month anniversary of the date on which the Offer is consummated (the “Stone Termination Date”); provided, that the Company may terminate Mr. Stone’s employment after the consummation of the Offer but prior to the Stone Termination Date for “cause”. In the event that the Merger Agreement is terminated, the Stone Separation Agreement will be deemed terminated and null and void. Mr. Stone will continue to receive his salary and benefits, at their current levels, up to and including the Stone Termination Date. So long as Mr. Stone’s employment is not terminated for “cause” and Mr. Stone does not resign prior to the Stone Termination Date, then commencing as of the Stone Termination Date and continuing through the date that is the fifteen (15) month anniversary of the consummation of the Offer, the Company will pay the sum of $375,000 to Mr. Stone payable in accordance with the Company’s normal payroll policy from time to time in effect, plus certain employee benefits.

The Stone Separation Agreement is summarized in Section 12 of the Offer to Purchase under the heading “Separation, Restrictive Covenants and Release Agreement — Peter Stone”. A copy of the Stone Separation Agreement is filed as Exhibit (e)(2)(B) hereto and is incorporated herein by reference.

Litvinoff Employment Agreement.  On June 29, 2007 the Company entered into an employment agreement (the “Litvinoff Employment Agreement”) with Marc Litvinoff. Under the Litvinoff Employment Agreement, Mr. Litvinoff will be employed as the Chief Executive Officer of the Company commencing on the consummation of the Offer and will continue for a period of five (5) years thereafter unless terminated sooner in accordance with the terms of the Litvinoff Employment Agreement.

As compensation for his services, Mr. Litvinoff will receive an annual base salary of $350,000. He will also be entitled to participate in the Company’s incentive bonus plan for 2007 and receive a one-time sign-on bonus of $200,000. The Litvinoff Employment Agreement also provides for certain severance payments in the event Mr. Litvinoff’s employment is terminated.

The Litvinoff Employment Agreement is summarized in Section 12 of the Offer to Purchase under the heading “Employment Agreement”. A copy of the Litvinoff Employment Agreement is filed as Exhibit (e)(2)(C) hereto and is incorporated herein by reference.

Director and Officer Indemnification and Insurance

Under Section 722 of the NYBCL, a company may indemnify its directors and officers. The Company’s Bylaws provide for such indemnification of directors and officers. Pursuant to the Merger Agreement, infoUSA has agreed that the Certificate of Incorporation and the Bylaws of the Surviving Corporation will contain provisions with respect to indemnification and related matters as are set forth in the Certificate of Incorporation and Bylaws of the Company as in effect as of the date of the Merger Agreement, which provisions will not prior to the six (6) year anniversary of the Closing Date be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification and related matters under the Certificate of Incorporation, the

Bylaws or any other indemnification agreement in effect prior to the date of the Merger Agreement in respect of actions or omissions occurring at or prior to the Effective Time.

Additionally, for a period of six (6) years following the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless each person who is or has been prior to the date of the Merger Agreement a director or executive officer of the Company or any of its subsidiaries against all expenses, damages, losses, judgments, settlements and other liabilities in connection with any claim, action, suit, demand, proceeding or investigation to which any such indemnified person is or may become a party to by virtue of his or her service as a director or executive officer of the Company or any of its subsidiaries and arising out of actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, including all actions taken or omitted in connection with the Merger Agreement and the Offer, in each case, to the fullest extent permitted by law and as provided in the Certificate of Incorporation and Bylaws of the Company as in effect at the date of the Merger Agreement.

The Merger Agreement further provides that on or prior to the first acceptance of and payment for Shares by Purchaser in connection with the Offer, the Company or infoUSA will purchase “tail” insurance policies for directors’ and officers’ liability insurance and fiduciary liability coverage with respect to matters existing or occurring at or prior to the Effective Time providing coverages that are no less favorable than the policies maintained by the Company as of the date of the Merger Agreement, with a claims period of at least six (6) years from the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to all such coverage, and in an amount and scope at least as favorable as the Company’s existing policies. infoUSA will, and will cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its subsidiaries. In the event that the Company’s carriers do not make a tail policy available to the Company for any reason, Parent will cause the Surviving Corporation to maintain the Company’s existing D&O Insurance policy (or a comparable policy) for a period of not less than six (6) years after the Effective Time (subject to a cap on annual premiums).

Shareholder Support Agreements

In connection with the transactions contemplated by the Merger Agreement, infoUSA and Purchaser have entered into Shareholder Support Agreements, pursuant to which the following shareholders have agreed to tender their Shares pursuant to the Offer and vote in favor of the Merger: (i) Petra Mezzanine Fund, (ii) Special Situations Fund III Q.P., L.P. and certain of its affiliates, (iii) Wynnefield Partners Small Cap Value L.P. and certain of its affiliates, (iv) Marlin Equities, LLC and one of its affiliates, (v) David Walke, (vi) Marc Litvinoff, (vii) Douglas House, (viii) Peter Hooper, and (ix) Andrew Garvin. Such shareholders currently hold approximately 59% of the outstanding Shares of the Company.

The Shareholder Support Agreements are summarized in Section 12 of the Offer to Purchase under the headings “Shareholder Support Agreements with Certain Guideline Shareholders”, “Shareholder Support Agreement with David Walke”, and “Shareholder Support Agreement with the Special Situations Funds”. Copies of the Shareholder Support Agreements are filed as Exhibits (e)(5)(A), (e)(5)(B) and (e)(5)(C) hereto and are incorporated herein by reference.

Confidentiality Agreement

The Company and infoUSA entered into the Disclosing Party and Non-Disclosure Agreement, dated February 15, 2007 (the “Confidentiality Agreement”), in order to facilitate the sharing of information by the Company with infoUSA in order to allow infoUSA to evaluate a potential transaction.

The Confidentiality Agreement is summarized in Section 12 of the Offer to Purchase under the heading “Confidentiality Agreement”. A copy of the Confidentiality Agreement is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

At a meeting held on June 27, 2007, a special committee of the Board (the “Special Committee”) by unanimous vote determined that the Merger Agreement and the Offer and the Merger contemplated thereby is advisable and fair to, and in the best interest of, the Company’s shareholders and recommended that the Board approve and adopt the Merger Agreement. At a subsequent meeting, also held on June 27, 2007, the Board considered the determination and recommendation of the Special Committee and thereupon, by unanimous vote, determined that the Merger Agreement and the Offer and the Merger contemplated thereby is advisable and fair to, and in the best interest of, the Company’s shareholders and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement. Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if a shareholder meeting is held to approve the Merger, vote in favor of the Merger.

(b)	Background and Reasons for the Board of Directors’ Recommendation.

Background of the Offer and Merger

As part of the ongoing evaluation of the Company’s business, the management and the Board have regularly reviewed the Company’s business prospects and the competitive environment in the business research industry. As part of this process, the Board has evaluated, from time to time, various strategic alternatives for expanding the Company’s business and increasing shareholder value, including acquisitions and financings.

Between October 2005 and early November 2005, management had preliminary, informal discussions regarding a possible sale of the Company with a small number of potential financial advisors to, and possible buyers of, the Company, each of which executed confidentiality agreements with the Company. One of these potential buyers was a financial buyer which will be referred to herein as Company A.

On November 10, 2005, at a meeting of the Board, management made a presentation about potentially selling the Company to a strategic or financial buyer, which presentation included a discussion of the initial feedback regarding a sale of the Company that management had received from the principals and advisors with which management had met and the challenges facing the Company if it remained a stand-alone public company. At the conclusion of the meeting, the Board indicated its general support for management to continue to explore a possible sale of the Company.

On January 9, 2006, at a meeting of the Board, the Board again discussed the potential sale of the Company. David Walke, the Company’s Chief Executive Officer, described his confidential, informal conversations with several private equity firms that were familiar with the Company’s business, two of which had indicated their potential interest in exploring an acquisition of the Company. Mr. Walke also noted that he had spoken with several investment banking firms concerning a possible engagement to assist the Company in exploring strategic alternatives. At this meeting, the Company’s outside legal advisor apprised the Board of its fiduciary duties in connection with a possible sale of the Company and suggested certain actions in connection therewith, including the formation of an independent committee of the Board comprised of members of the Board who were neither management nor considering participating in any proposed transaction with the Company or its shareholders. Upon such advice, the Board formed the Special Committee, which was comprised of directors who were neither officers nor employees of the Company, and which was authorized to engage independent financial and legal advisors, enter into negotiations and discussions with any party that may express an interest in acquiring the Company, review and negotiate any acquisition agreements and make recommendations to the Board. The Special Committee was not given the authority to execute any agreement on behalf of the Company or to bind the Company. The Board appointed Regina Paolillo (Chairman), Brian Ruder and Denise Shapiro as members of the Special Committee. In August 2006, the Board appointed Andrew Garvin as the fourth member of the Special Committee.

On February 27, 2006, Company A informed the Company that it would not proceed with a transaction at such time.

During early 2006, the Special Committee conducted a search for a potential financial advisor to advise it with respect to possible strategic alternatives, including a sale of the Company. On February 7, 2006, at a meeting of the Special Committee, the Special Committee considered retaining DeSilva & Phillips, LLC (“DeSilva & Phillips”) as its financial advisor. After conducting a due diligence investigation of DeSilva & Phillips, the Special Committee formally retained DeSilva & Phillips on May 4, 2006.

Between May and August of 2006, at the behest of the Special Committee, the Company worked with DeSilva & Phillips and the Special Committee’s legal advisor, Kane Kessler, P.C., to prepare a detailed offering memorandum that could be sent to potential buyers. During July and August of 2006, DeSilva & Phillips, in consultation with the Company’s management, developed a list of potential buyers comprised of both strategic buyers and financial buyers and arrived at a final list of 119 potential buyers. Of those, 69 would definitely be contacted and 50 would be contacted only if there was not sufficient interest from the first group. DeSilva & Phillips began contacting the potential buyers in the first group. If a potential buyer expressed interest in pursuing a potential acquisition based on the information shared, it was sent a confidentiality agreement and, once signed and returned to DeSilva & Phillips, sent the offering memorandum.

One of the potential buyers contacted on August 11, 2006, a strategic buyer which will be referred to herein as Company B, expressed interest in potentially making an offer. On August 17, 2006, upon the direction of the Special Committee, Mr. Walke, Marc Litvinoff, the Company’s President, and DeSilva & Phillips met with Company B and agreed to give Company B a two-week exclusive period in which to formulate an offer. It was the Special Committee’s, management’s and DeSilva & Phillips’s collective view that suspending the marketing process for this two-week period could result in a significant offer from Company B and would not materially disadvantage the Company in its sales process.

Company B requested three days of due diligence meetings with the Company’s management, which were held on August 24, 25 and 28, 2006, and a number of information requests were made and fulfilled during the two-week exclusivity period. On August 31, 2006, Company B submitted an offer for the Company of $40 million ($1.52 per fully-diluted Common Share). As the closing price of the Common Stock on the preceding day was $1.46 per share, the Special Committee deemed that this offer was insufficient to cause the Special Committee to terminate the sales process and recommend pursuing a transaction with Company B. The Special Committee directed DeSilva & Phillips to resume the marketing process in early September 2006. Company B was invited to stay in the process and be treated like all other bidders, which it said it would do.

During September 2006, DeSilva & Phillips contacted all of the rest of the potential buyers. On September 28, the Company held a listen-only due diligence call whereby potential buyers were able to listen to a call in which management answered questions submitted in advance by the potential buyers. By the time initial bids were due on October 5, 2006, DeSilva & Phillips had contacted 102 potential buyers (74 financial buyers and 28 strategic buyers), 57 offering memorandums had been distributed to interested parties, and 29 potential buyers dialed into the management call.

Initial bids were received on October 5, 2006, from eight potential buyers — six financial buyers and two strategic buyers. The offers, in terms of enterprise value, ranged from $35 million to $44 million, which translated into a per share range of $1.32 to $1.68. The Common Stock closed the preceding day at $1.45 per share. Company B reaffirmed its previous offer of $40 million. All parties that submitted an initial bid were invited into the second round, which consisted of management presentations, access to a virtual data room and the ability to submit additional questions to management.

Final bids were due on November 16, 2006. One final bid was received by that date, from Company B, for an enterprise value of $45 million (exclusive of earnout payments owed by the Company in connection with prior acquisitions), which translated (after adjustments for such earnout payments) to a per share value of $1.65. The Common Stock closed the preceding day at $1.55.

On November 20, 2006, the Special Committee held a meeting, at which DeSilva & Phillips presented an overview of the process to date, the reasons provided to it by the seven buyers for why they submitted initial bids but not final bids (the most common reasons being concern about the Company’s On-Demand business and a belief that the Company was already fully valued), an analysis of the final offer submitted by Company

B, and comparative valuation metrics for the Company and its peers. The Special Committee, after further discussing the merits of continuing the business as a stand-alone public company, requested that DeSilva & Phillips obtain clarification from Company B of certain of the terms of Company B’s offer. Due to a personal conflict, Ms. Paolillo recused herself from such deliberations of Company B’s offer, as well as future discussions regarding Company B, and Ms. Shapiro acted as temporary chairman of the Special Committee during all discussions pertaining to Company B.

DeSilva & Phillips, at the direction of the Special Committee, contacted Company B and requested that Company B raise its bid to $1.80, if the structure was a tender offer with a minimum requirement of 66 2/3%, or $1.85, if a merger, in exchange for which the Company would deem Company B the winning bidder and grant a longer exclusivity period to Company B to complete its due diligence and negotiate a definitive agreement with the Company. Company B communicated on November 29 that it was unable to increase its bid but would agree to a slightly shorter exclusivity period (3 weeks) than it had originally requested.

Over the course of the next week Company B became increasingly less responsive to communications from the Special Committee’s advisors. After being contacted by DeSilva & Phillips, Company B finally admitted that it was no longer interested in pursuing a transaction. On December 5, 2006, DeSilva & Phillips received an email from Company B that it was withdrawing its offer since it could not commit to any kind of a timeline in light of its other priorities and may have found an acquisition that it would pursue in lieu of the Company.

On December 15, the Special Committee asked DeSilva & Phillips to begin a second wave of marketing the Company to potential buyers. DeSilva & Phillips went back to 21 potential buyers who had been previously approached, including all of the parties that had submitted an initial bid, and one new prospective buyer. The Common Stock closed that day at $1.50.

At the end of December 2006, DeSilva & Phillips learned that infoUSA, which had recently completed its acquisition of Opinion Research Corporation, was potentially interested in additional acquisitions. infoUSA was not one of the companies contacted during the initial sales process or the follow-up sales process due primarily to the fact that DeSilva & Phillips was representing infoUSA at that time in connection with infoUSA’s acquisition of Opinion Research and was aware that infoUSA was not interested in pursuing other potential acquisitions at the same time as it pursued Opinion Research. DeSilva & Phillips suggested to the Company’s management and the Special Committee that it invite infoUSA to look at the Company, which they agreed to. On January 2, 2007, a confidentiality agreement was sent to infoUSA. On January 3, 2007, at the direction of the Special Committee, Mr. Walke had a telephone conversation with Vinod Gupta, the Chief Executive Officer of infoUSA regarding a potential acquisition of the Company by infoUSA. Mr. Walke reported to the Special Committee that the two agreed to talk again within a few weeks.

Of the 22 potential buyers approached beginning in December 2006, most responded that they were not interested in pursuing a transaction. However, four wanted to have a management meeting and/or call to further pursue the acquisition opportunity. The Company’s management conducted the meetings/calls with the four potential buyers between January 22, 2007 and February 15, 2007. By mid-February 2007, three of the four had declined to go forward, and the fourth, which will be referred to herein as Company C, expressed to DeSilva & Phillips its desire to continue in the process but only at a price of no more than $1.25 per share. That prospective buyer was told by DeSilva & Phillips that it was unlikely a price of $1.25 would be acceptable but DeSilva & Phillips would contact them if that changed.

On February 3, 2007, at the direction of the Special Committee, Mr. Walke and Mr. Gupta met in Miami, Florida and discussed their respective market research businesses and the potential synergies between the two, and agreed to meet again in a few weeks.

During February 2007, as part of the Special Committee’s exploration of alternatives to the sale of the entire company, the Company’s management began to explore the feasibility of divesting parts of its business, while retaining the remaining business units and continuing as an independent company, as a potential strategic option. In connection with this possible strategic alternative, management engaged in preliminary conversations with a few potential buyers for one of the Company’s units.

On February 21 and 22, 2007, at the direction of the Special Committee, Mr. Walke and Marc Litvinoff, the Company’s President met with Mr. Gupta and other members of infoUSA’s management team. The meetings resulted in a letter from infoUSA, dated February 22, 2007, expressing interest in potentially acquiring the Company in the price range of $1.35 to $1.40 per share, and noting an estimated total transaction cost to infoUSA (including payoff of debt of the Company) of approximately $35 million. The Common Stock closed that day at $1.18.

On February 28, 2007, the Special Committee convened a meeting to discuss the infoUSA letter, the status of discussions with other potential buyers for the entire business and the prospect of selling one of the Company’s units but remaining an independent company. The Special Committee approved the Company entering into an exclusivity agreement with infoUSA for no longer than 30 days but asked DeSilva & Phillips to request that infoUSA increase its offer price. On March 2, 2007, Mr. Gupta said he would seek approval from his board of directors for a bid of $1.45 per share, which he obtained.

As a result, on March 6, 2007, a conference call was convened among the Company and infoUSA and their respective financial and legal advisors to discuss and agree on an action plan for the process going forward. During that call, the Company, acting upon the prior instructions of the Special Committee, agreed to grant infoUSA a 30-day exclusivity period, beginning March 12, 2007, and it was further agreed that due diligence requests would be submitted by infoUSA’s advisors and infoUSA and its advisors would be granted access to the virtual data room. On March 12, 2007, the Company and infoUSA executed the exclusivity letter. At that point, the Special Committee, management and DeSilva & Phillips ceased all discussions with other parties.

As part of infoUSA’s due diligence, management of the two companies met in person at the Company’s offices on March 22, 2007, and infoUSA’s financial staff and its outside accountants met with the Company at its offices on March 26 and 27, 2007. On April 5, 2007, infoUSA’s legal advisor, Robins, Kaplan, Miller & Ciresi L.L.P., sent a draft Merger Agreement to the Special Committee and its legal advisor. Due diligence continued until April 12, 2007, when Mr. Walke had a meeting with Mr. Gupta, during which they disagreed on a number of business issues relating to the transaction. Following this meeting, further discussions between the parties ceased. Shortly thereafter, however, discussions resumed with both parties agreeing that there may be a basis for a transaction. On April 26, 2007, infoUSA submitted a letter to the Special Committee reaffirming its interest in pursuing an acquisition of the Company on the same terms previously discussed, subject to infoUSA satisfying itself that it could retain those, and only those, executives of the Company that it wanted to retain upon consummation of the transaction.

On May 1, 2007, the Special Committee met to discuss the letter received from infoUSA and the desirability of other strategic alternatives. On May 3, 2007, Ms. Paolillo, on behalf of the Special Committee, began a direct dialogue with Mr. Gupta and sought confirmation of the price infoUSA was offering. Ms. Paolillo apprised the other members of the Special Committee of such conversation at a meeting held on May 5, 2007. On May 10, 2007, Mr. Gupta told Ms. Paolillo that infoUSA would not offer more than $1.35 per share. His reasons included, but were not limited to, a significant deferred revenue adjustment and higher than anticipated employee retention and severance costs, all of which resulted in total transaction costs higher than originally estimated.

On May 11, 2007, the Special Committee convened a meeting to discuss infoUSA’s final offer at $1.35 per share. The price of the Common Stock closed at $1.00 on the prior day. The Special Committee agreed to proceed with infoUSA at this price and grant a new exclusivity period and on May 16, 2007 the parties entered into an agreement extending the exclusivity period through June 22, 2007. In the weeks following May 11, 2007, infoUSA continued its due diligence of the Company. Also during the months of May and June 2007, the Company, infoUSA and their respective legal advisors had frequent discussions and negotiations regarding the Merger Agreement, including the conditions to the closing of the Offer and the Merger, the interim covenants, the non-solicitation provisions, and the circumstances under which a termination fee would be payable. The Special Committee’s legal advisor kept the Special Committee continuously apprised of the status of the negotiations regarding the Merger Agreement. During this period, a number of drafts of the Merger Agreement were negotiated and exchanged by the parties.

During May and June 2007, infoUSA commenced negotiating various employee-related agreements with certain members of management, including separation agreements for Mr. Walke and Peter Stone, the Company’s Chief Financial Officer, and a new employment agreement for Mr. Litvinoff.

The initial draft of the Merger Agreement delivered by infoUSA’s legal advisors had referenced support agreements to be entered into by certain, as yet unnamed, shareholders of the Company. At a meeting between the parties’ respective legal advisors on June 7, 2007, a representative of infoUSA’s legal advisor indicated to the Special Committee’s legal advisor that infoUSA would be seeking shareholder support agreements from up to nine of the Company’s largest shareholders, including Mr. Walke, pursuant to which the shareholder would agree, among other things, to tender such shareholder’s Shares in the Offer and to vote in favor of the Merger. The Special Committee’s legal advisor apprised the Special Committee of this request. infoUSA ultimately provided a list of nine shareholders from which it would seek support agreements, six of whom were insiders (officers, directors, Board observers and/or employees) subject to confidentiality and trading restrictions and three of whom were outside shareholders. Beginning on June 20, 2007, management and a representative of the Special Committee began contacting the three outside shareholders and requested they execute a confidentiality agreement so that management could discuss certain issues relating to the Company with them. All three outside shareholders agreed to execute a confidentiality agreement and following such execution were apprised of the current proposed transaction with infoUSA. All nine shareholders were then contacted by infoUSA’s legal advisor to negotiate the shareholder support agreements. Between June 20, 2007 and June 28, 2007, infoUSA’s legal advisor negotiated the terms of the shareholder support agreements with all nine shareholders.

On June 12, 2007, after representatives of the Special Committee had interviewed several investment banks, the Special Committee retained Goldsmith Agio Helms Securities, Inc. (“GAHS”) as an independent financial advisor for purposes of rendering a fairness opinion with respect to infoUSA’s offer and GAHS commenced its financial review of the Company.

A meeting of the Special Committee was held on the morning of June 27, 2007 to discuss the proposed terms of the transaction and related maters. At the meeting, Messrs. Walke and Stone made a presentation regarding the current business operations and financial condition and prospects of the Company. During such presentation, Mr. Walke noted that during the period in which the Company had been negotiating exclusively with infoUSA, he had not been approached by any other party expressing interest in acquiring the Company. Mr. Walke also reiterated the substantial costs and burdens of the Company continuing as a stand-alone public company.

Management then left the meeting and a representative of DeSilva & Phillips presented the Special Committee with a summary of the sales process to date. Following that presentation, representatives of the Special Committee’s legal advisor reviewed in detail the material terms of the Merger Agreement, the near final draft of which was given to the members of the Special Committee at the meeting. Following the discussion of the Merger Agreement, GAHS presented an oral fairness opinion (with a written fairness opinion to be delivered subsequently) stating that the common share merger consideration to be paid to the Company’s shareholders in connection with the merger is fair, from a financial point of view, to the Common Stock holders. A summary of the material financial analyses performed by GAHS in connection with rendering the fairness opinion is described under “— Opinion of the Company’s Financial Advisor”.

Following this presentation, representatives of the Special Committee’s legal advisor reviewed with the Special Committee its obligations under applicable law with respect to its fiduciary duties in connection with the sales process and reviewed the Special Committee’s mandate from the Board. During these presentations, the Special Committee addressed questions to the Company’s management and financial and legal advisors. The Special Committee then again discussed the possibility of the Company remaining a public stand-alone company and compared this against the benefits of the infoUSA offer. At the conclusion of this discussion, the Special Committee then unanimously recommended that the Board approve and adopt the Merger Agreement.

Following the Special Committee meeting, during the afternoon of June 27, 2007, the Board held a special meeting to discuss the proposed transaction and consider the Merger Agreement. As with the meeting of the Special Committee, the Board also received presentations from the Company’s management and legal and financial advisors with respect to the current business and prospects of the Company, the sales process to date, the material terms of the Merger Agreement (the current draft of which was given to the Board members at the meeting), the fairness opinion of GAHS, and the Board’s fiduciary duties with respect to the sales process. The Board questioned management and the Company’s legal and financial advisors during these presentations and then engaged in a discussion of the prospects of the Company on a stand-alone basis in comparison to the immediate value to the Company’s shareholders if the Company were sold to infoUSA. Following this discussion, the Board unanimously:

•	determined that, subject to receiving the written fairness opinion of GAHS, the Offer and the Merger are advisable and fair to and in the best interests of the Company’s shareholders;

•	approved and adopted the Offer and the Merger and the form of Merger Agreement, subject to such changes as may be agreed to by the Special Committee with respect to the few remaining open issues; and

•	recommended that, if such vote were to be necessary, the Company’s shareholders approve and adopt the Merger Agreement.

At the meeting, the Board also approved the Walke Separation Agreement, the Stone Separation Agreement and the Litvinoff Employment Agreement.

Following the meeting of the Board, during the evening of June 27 and the day of June 28, 2007, the Company and infoUSA, together with their respective advisors, finalized the Merger Agreement. On June 27, GAHS delivered its written fairness opinion dated June 27, 2007 to the Special Committee and to the Board stating that, as of the date and based upon the assumptions and conditions set forth in the opinion, the common share merger consideration to be paid to the Company’s shareholders in connection with the merger is fair, from a financial point of view, to the Common Stock holders. Thereafter, on the afternoon of June 28 after the close of the financial markets in New York, the Company, infoUSA and Purchaser executed the Merger Agreement and issued a joint press release announcing the transaction. At the same time, infoUSA entered into shareholder support agreements with the nine shareholders that had been contacted (representing approximately 59% of the outstanding Shares). Also on June 28, the Company entered into separation agreements with Mr. Walke and Mr. Stone and, on June 29, entered into a new employment agreement with Mr. Litvinoff.

Reasons for the Recommendation

In reaching the recommendations described above under the heading “Solicitation/Recommendation”, each of the Special Committee and the Board consulted with the Company’s senior management, outside legal counsel and financial advisors and considered a number of factors that it believes supports its recommendation, including the following:

•	Financial Condition and Prospects of the Company. Each of the Special Committee and the Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s prospects if it were to remain an independent public company. Each of the Special Committee and the Board considered the risks and uncertainties of the Company’s business prospects, as well as the substantial regulatory compliance costs of remaining a public company, if the Company were to remain an independent public company.

•	Transaction Financial Terms; Premium to Market Price. Each of the Special Committee and the Board considered the fact that the $1.35 per share price to be paid in cash for each Common Share in the Offer and the Merger represented a substantial premium over the market price of our Common Stock over periods of time before the public announcement of the Merger Agreement, namely, an approximate 21.2% premium over the 60-day trading average closing price through June 26, 2007, the last full trading day prior to the Special Committee and Board meetings, a 15.6% premium over the 30-day trading average closing price through June 26, 2007, a 16.6% premium over the five-day trading average closing price through June 26, 2007 and a 22.7% premium over the market closing price of $1.10 per share on June 26, 2007, the last trading day prior to the public announcement.

•	Cash Tender Offer; Certainty of Value. Each of the Special Committee and the Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration.

•	Timing of Completion. Each of the Special Committee and the Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all Shares, which should allow shareholders to receive the transaction consideration in a relatively short time frame, as well as the fact that shareholders whose Shares are cancelled in the Merger will receive the same consideration as received by shareholders who tender their shares in the Offer. Each of the Special Committee and the Board also considered the financial resources of infoUSA and, by extension, Purchaser, which the Board believed supported the conclusion that an acquisition transaction with infoUSA and Purchaser could be completed relatively quickly and in an orderly manner.

•	GAHS Fairness Opinion. Each of the Special Committee and the Board considered the oral fairness opinion of GAHS delivered to the Special Committee and the Board on June 27, 2007 (which was subsequently affirmed in a written fairness opinion letter dated June 27, 2007 (the “GAHS Opinion”)), stating that the cash consideration to be received by Common Stock holders pursuant to the Merger Agreement is fair, from a financial point of view, to the Common Stock holders. The full text of the GAHS Opinion, which sets forth the procedures followed, the factors considered, the limitations on the review undertaken and the assumptions made by GAHS in arriving at its opinion, is attached hereto as Annex A and is incorporated herein by reference. The GAHS Opinion is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender such shareholder’s Shares in the Offer or as to any other actions to be taken by any shareholder in connection with the Offer or the Merger. Shareholders are urged to read the GAHS Opinion carefully and in its entirety.

•	Results of Process Conducted. Each of the Special Committee and the Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and financial and legal advisors, to evaluate other strategic alternatives, including the possible sale of parts of its business, including the fact that over 100 potential buyers were contacted by the Company’s financial advisor, and the fact that none of them determined to make a firm offer to acquire the Company or to enter into discussions or negotiations regarding such a transaction, other than one offer which was subsequently withdrawn. Each of the Special Committee and the Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Common Stock at a price higher than $1.35 per share. Based on the results of the Company’s prior efforts and the Company’s extended arm’s-length negotiations with infoUSA, each of the Special Committee and the Board believed that the $1.35 per share represented the highest price per Common Share that was reasonably attainable.

•	No Financing Condition. Each of the Special Committee and the Board considered the representation of infoUSA and Purchaser that they have or have access to sufficient funds, either from available cash and cash equivalents, availability under infoUSA’s existing credit facilities or from other sources of immediately available funds, to pay the consideration payable for the Shares in the Offer and the Merger and the fact that the Offer is not subject to a financing condition.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. Each of the Special Committee and the Board considered the provisions in the Merger Agreement that allow the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to withdraw, modify or change the Company Board Recommendation (as defined in the Merger Agreement) and to enter into a transaction with a party that makes a Superior Proposal (as defined in the Merger Agreement).

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. Each of the Special Committee and the Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

•	Termination Fee. Each of the Special Committee and the Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Consideration and the Merger Consideration. Each of the Special Committee and the Board considered the fact that the termination fee of $1,375,000 was equal to approximately 3.3% of the total transaction value, which each of the Special Committee and the Board believed to be a reasonable fee to be paid to infoUSA should a Superior Proposal be accepted by the Company.

•	Dissenters’ Rights. Each of the Special Committee and the Board considered the availability of dissenters’ rights with respect to the Merger for Company shareholders who properly exercise their rights under New York law, which would give these shareholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger.

Each of the Special Committee and the Board also considered a variety of risks and other potentially negative factors concerning the merger, including the following:

•	the fact that the Company’s shareholders will not participate in any future earnings or growth of the Company (as the Company will no longer exist as an independent, publicly traded company) and will not benefit from any appreciation in the value of the Shares after the Offer and the Merger;

•	the risks and costs to the Company if the Merger is not closed, including the diversion of management and employee attention, employee attrition and the effect on business and customer relationships;

•	the fact that an all-cash transaction would be taxable to the Company’s shareholders for U.S. federal income tax purposes;

•	the fact that, pursuant to the Merger Agreement, the Company must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the closing of the Merger or the termination of the Merger Agreement, which restrictions may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would be advisable if the Company were to remain an independent company;

•	the fact that, under the terms of the Merger Agreement, the Company is restricted in its ability to solicit alternative acquisition proposals;

•	the termination fee of $1,375,000, payable by the Company upon the occurrence of certain events, and the possibility that paying such fee might deter other potential acquirors from proposing an alternative transaction that may be more advantageous to the Company’s shareholders; and

•	the fact that, under the terms of the Merger Agreement, certain of the Company’s directors and executive officers have interests in connection with the Offer and the Merger that are different from, or in addition to, the interests of the Company’s shareholders generally (see item 3(a) of this Solicitation/Recommendation Statement).

Each of the Special Committee and the Board based its ultimate decision on its business judgment that the benefits of pursuing the Offer and the Merger significantly outweigh the risks associated therewith and the benefits of alternatives currently available to the Company, including remaining an independent publicly-traded company. Each of the Special Committee and the Board unanimously concluded that the Merger Agreement and the Offer and the Merger contemplated thereby is advisable and fair to, and in the best interest of, the Company’s shareholders.

The preceding discussion is not, and is not intended to be, exhaustive, but, rather, includes material factors considered by the Board. In light of the number and the wide variety of positive and negative factors that the Board considered in connection with its evaluation of the Offer and Merger and the complexity of these matters, the Board did not find it practicable, and has not tried, to quantify, rank or otherwise assign relative weights to the specific factors it considered. Individual members of the Board may have given different weight to different factors. The Board considered all these factors together and, on the whole, considered them to be favorable to, and to support, its determination.

Opinion of GAHS

Overview

The Special Committee engaged GAHS to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Company’s common shareholders pursuant to the Merger Agreement. On June 27, 2007, GAHS presented the Special Committee and the Board with its opinion that, based on and subject to the assumptions and conditions set forth in its opinion, as of June 27, 2007, the merger consideration of $1.35 per share in cash, to be received by Common Stock holders pursuant to the Merger Agreement, is fair, from a financial point of view, to such shareholders.

The full text of GAHS’ written opinion, dated June 27, 2007, is attached hereto as Annex B. The Company’s stockholders are encouraged to read the opinion for a discussion of the assumptions made, procedures followed, factors considered, and limitations placed upon the review undertaken by GAHS in rendering its opinion. This opinion is directed only to the fairness, from a financial point of view as of the date of the opinion, of the cash consideration to be received by Common Stock holders pursuant to the Merger Agreement. The opinion does not constitute a recommendation of the Offer and Merger over any other alternative transaction (including the alternative not to effect the Offer and Merger) that may be available to the Company and does not address the underlying business decision of the Special Committee or Board to proceed with or to effect the Offer and Merger. Also, GAHS is not making any recommendation to the Company’s shareholders as to whether or not they should vote for or against the Merger. In requesting GAHS’ opinion, neither the Special Committee nor the Board gave any special instructions to GAHS imposing any limitation upon the scope of investigation that GAHS deemed necessary to enable it to deliver its opinion. The following is a summary of the GAHS opinion and the various analyses that GAHS used to render its fairness opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, GAHS reviewed and analyzed:

•	the Agreement and Plan of Merger draft dated June 22, 2007;

•	the Shareholder Support Agreement draft dated June 13, 2007;

•	the Separation, Restrictive Covenants and Release Agreement draft dated June 13, 2007;

•	publicly available information concerning the Company that GAHS believed to be relevant to its analysis, including the Company’s annual reports on SEC Form 10-K for the years 2003 through 2007 and the Company’s quarterly report on SEC Form 10-Q for the quarter ended March 31, 2007;

•	internally prepared financial statements provided by Company management for the year to date period ending May 31, 2006 and May 31, 2007;

•	financial and operating information with respect to the business, operations, and prospects of the Company furnished to GAHS by the Company, including the current projected 2007 budget of the Company prepared by the management of the Company;

•	trading history of the Company’s Common Stock from June 21, 2002 to June 22, 2007;

•	comparison of the historical financial results and present financial condition of the Company with those of other companies that GAHS deemed relevant; and

•	publicly available data regarding transactions that GAHS considered relevant to its inquiry.

In addition, GAHS had discussions with the management of the Company concerning its business, operations, assets, financial condition, and prospects and undertook such other studies, analyses, and investigations as GAHS deemed appropriate.

In arriving at its opinion, GAHS assumed and relied upon the accuracy and completeness of the financial and other information used by GAHS without assuming any responsibility for independent verification of such information. GAHS further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, GAHS assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company management as to the future financial performance of the Company and that the Company would perform in accordance with such projections. In arriving at its opinion, GAHS did not conduct or obtain any evaluations or appraisals of the assets or liabilities of the Company, nor did it conduct a physical inspection of the properties and facilities of the Company. GAHS’ opinion was necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. GAHS has not undertaken, and is not obligated, to affirm or revise its opinion or otherwise comment on any events occurring after the date of the opinion.

GAHS expressed no opinion as to what the value of the Common Stock actually would be when the Merger is consummated or as to the price or trading range at which the Common Stock was expected to trade following the announcement of the Merger Agreement. In connection with rendering its opinion, GAHS assumed in all respects material to its analyses that the Offer and the Merger will be consummated according to the terms and conditions described in the draft Merger Agreement reviewed by GAHS, without any waiver of material terms or conditions by any party thereto, and that satisfying any other conditions for completing the Offer and the Merger would not have an adverse effect on the Company. In arriving at its opinion, GAHS made no independent investigation of any legal, tax, or accounting matters that may affect the Company and assumed the accuracy and completeness of all legal, tax, and accounting advice received by the Company relating to the Offer and the Merger.

The following is a summary of the material financial analyses used by GAHS in connection with providing its opinion to the Special Committee and Board. These analyses were presented to and discussed with the Special Committee and the Board at their meeting on June 27, 2007. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by GAHS, the tables must be taken together with the text of each summary. Considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying GAHS’ opinion.

Summary of GAHS’ Analysis

GAHS utilized a series of valuation methodologies customary among investment professionals to determine an estimated value for the Company before giving effect to the Merger and the Offer. These valuation methodologies included (a) historical share price and transactions premiums analysis; (b) single period income capitalization analysis; (c) guideline public company analysis; (d) precedent transactions analysis; and (d) general merger and acquisition transaction analysis. GAHS regarded each of these analyses to be appropriate and reflective of generally accepted valuation methodologies given the Company’s trading volume relative to total shares outstanding, the accessibility of comparable publicly traded companies, and available information regarding similar transactions in the business consulting and research services industry. In each analysis, GAHS calculated the implied equity value per share of the Company’s common stock. GAHS then compared the implied equity values that it calculated to the Common Stock Merger Consideration of $1.35 per share.

Historical Share Price and Transactions Premiums Analysis

GAHS considered historical data with regard to the trading price of the Company’s Common Stock from June 21, 2002 through June 22, 2007, the date of GAHS’ analysis. During this period, the Common Stock reached a high price of $2.80 on April 2, 2004 and a low price of $0.97 on October 19, 2005. Based on infoUSA’s offer of $1.35, GAHS noted that this represents a 17.4% premium to the Company’s reported closing price of $1.15 on June 22, 2007. The foregoing historical share price analysis was presented to the Special Committee and Board to provide it with background information and perspective with respect to the historical prices of the shares.

GAHS conducted an analysis of premiums paid in acquisitions of publicly traded companies from January 1, 2005 through June 15, 2007, including over 1,700 transactions from all industries and size ranges. A transactions premiums analysis reviews and analyzes acquisitions and the resulting implied share price premiums involving public companies that have been acquired. By comparing a target’s share price prior to the announcement date of the acquisition to the price at which it is acquired, a premiums paid analysis determines the percentage premium the acquirer paid.

In performing this analysis, GAHS utilized the data from the transactions described above to derive percentage premiums paid based on trading prices one trading day, five trading days, and 30 trading days prior to the transaction announcement date and compared these results to percentage premiums calculated on the basis of the Company’s trading prices one trading day, five trading days, and 30 trading days prior to June 22, 2007.

Based on the analysis of the relevant metrics for each transaction, GAHS selected the median premiums from the ranges of implied premiums and applied these median premiums to the Company’s share price. The following table summarizes GAHS’ analysis:

Implied Value
Transactions Premium Analysis Financial Statistic	Median Premium	Per Share

Premium to 1-Day, 5-Day, and 30-Day Prior Closing Share Prices, respectively	22.0%, 22.3%, 22.0%	$1.22 - $1.47

Single Period Income Capitalization Analysis

The single period income capitalization analysis divides the Company’s projected normalized net unlevered free cash flow by a capitalization rate that reflects the Company’s risk and a long-term annual growth rate. GAHS performed a single period income capitalization analysis premised upon the assumptions summarized below. The single period income analysis was based upon the financial and operating information relating to the Company’s business, operations, and prospects prepared and provided by the Company’s management and covering the year 2007.

GAHS calculated the present value of the projected stream of net unlevered cash flow (as defined below) for fiscal year 2007, and divided it by capitalization rates ranging from 12.5% to 17.5%. GAHS derived this capitalization rate range from the Company’s implied weighted average cost of capital range of 19.5% to 21.5% and subtracted long-term growth rates in net unlevered cash flows of 4.0% to 7.0%. “Net unlevered cash flow,” as used in this analysis, is defined as projected 2007 earnings before interest and taxes (“EBIT”), plus the Company’s non-cash stock compensation expense, less taxes at an estimated rate of 40%, plus projected depreciation and amortization, less capital expenditures, plus or minus changes in working capital (exclusive of current debt and cash balances). GAHS then subtracted the Company’s debt, and added the present value of the Company’s net operating loss benefits to calculate a range of equity values for the Company.

Based on the projections and assumptions set forth above, the single period income capitalization analysis yielded an implied valuation range of the common shares of $0.41 to $0.56 per share.

The following table summarizes GAHS’ analysis:

Implied Value Per Share
Single Period Income Capitalization Assumptions	of the Company

19.5%-21.5% Weighted Average Cost of Capital/Long term unlevered cash flow growth rate range of 4.0%-7.0%	$0.41—$0.56

Guideline Public Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, GAHS, based on its experience with companies in the business consulting and research industry, reviewed and compared specific financial and operating data for the Company with selected companies that GAHS deemed similar to the Company based on size, general business, operating, and financial characteristics. No company or business used in the analysis of comparable companies is identical or substantially identical to the Company. Accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the size, business, operating, and financial characteristics of each company and other factors that affect the public market values of such companies.

As part of its guideline public company analysis, GAHS analyzed the ratios of enterprise value, defined as market capitalization plus total debt less cash and cash equivalents, to revenues, earnings before interest, taxes, depreciation, and amortization (“EBITDA”), EBIT, and net income for the 12-months ended May 31, 2007, fiscal year ended December 31, 2006, and the three-year period ended December 31, 2006. GAHS also reviewed analyst earnings per share (“EPS”) estimates for the projected 12-month period ending December 31, 2007.

Based on the analysis of the relevant metrics and qualitative characteristics of the Company compared to each of the guideline companies, GAHS selected representative ranges of financial multiples of the guideline companies and applied these ranges of multiples to the relevant Company financial statistics. Based on the Company’s outstanding common stock (including shares of restricted Common Stock), options, and warrants as of June 5, 2007, GAHS calculated the estimated implied value per share of the shares as of June 22, 2007:

Implied Value Per Share
Financial Statistic	of the Company

Revenues, EBIT, EBITDA, and Net Income	$1.33—$1.55

GAHS selected the guideline companies because their size, business, and operating profiles are reasonably similar to that of the Company. Because of the inherent differences between the business, operations, and prospects of the Company and the businesses, operations, and prospects of the selected guideline companies, however, no guideline company is exactly the same as the Company. Therefore, GAHS believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the guideline public company analysis. Accordingly, GAHS also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the guideline public company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, business scalability, and degree of operational risk between the Company and the companies included in the guideline public company analysis.

Precedent Transactions Analysis

Using publicly available information, GAHS reviewed and compared the purchase prices and financial multiples paid in 66 acquisitions of business consulting and research companies. In performing this analysis, GAHS recognized that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. Likewise, valuations and their implied multiples will vary over time and market conditions. No acquired company or business used in the precedent transactions analysis is identical or substantially identical to the Company. GAHS chose the transactions used in the precedent transaction analysis based on the similarity of the target companies in the transactions to the Company in terms of size, business operations, and other characteristics of their businesses.

GAHS analyzed the acquisition of publicly traded and privately held business consulting and research companies and calculated the acquisition multiples paid for these companies. Enterprise value to revenue, EBIT, and EBITDA multiples derived from these transactions and equity to net income multiples derived from these transactions were then applied to the Company’s financial results for the 12-month period ended May 31, 2007. GAHS reviewed the following transactions occurring between January 1, 2002 and June 22, 2007:

Selected Precedent Transactions (Target/Acquirer)

Date Closed	Acquirer/Target

06/08/07	Market Research International Ltd./Cello Group Plc
05/18/07	Link Consulting Associates Japan/Medical Collective
05/11/07	KJM & Associates Ltd./Hill International, Inc.
05/08/07	Scientech LLC/Curtiss-Wright Corp.
04/30/07	Yell Communications Ltd./First Artist Corp. Plc
04/17/07	Catalina Marketing Corp./Hellman & Friedman, LLC
04/02/07	MediaTransfer AG Netresearch & Consulting/Harris Interactive, Inc.
03/30/07	TM Marketing, Inc./INTAGE, Inc.
01/11/07	Ovum Plc/Datamonitor Plc
01/09/07	Envex Co. Ltd./PHSC Plc
12/04/06	Opinion Research Corp./infoUSA Inc.
11/07/06	Veritech, Inc./KBC Advanced Technologies Plc
10/04/06	Convergence Utility Consultants Ltd./P÷yry Oyj
09/26/06	Sharles Group/Vantis Plc
09/12/06	Tactix, Inc./Incentra Solutions, Inc.
09/07/06	M A Partners/Detica Group Plc
09/01/06	MRI China Holdings Ltd./BNB Recruitment Solutions Plc
07/03/06	Summit Strategies, Inc./Ovum Plc
06/13/06	Prosoft Learning Corp./VCampus Corp.
05/17/06	ICM Research Ltd./Creston Plc
02/09/06	Quadramed Ltd./Fulcrum Pharma Plc
12/15/05	Government of Serbia & Montenegro/Celpapir doo/Dobrivojevic/
11/30/05	Pivolis SA/KPIT Cummins Infosystems Ltd.
11/28/05	Lyncs Inc/Seven Seas Holdings Co., Ltd.
11/28/05	Market Focus Co., Ltd./Seven Seas Holdings Co., Ltd.
11/21/05	TCI Solutions, Inc./Retalix Ltd.
10/09/05	Market & Opinion Research International Ltd./Ipsos SA
08/01/05	Quantum Plus Ltd./Cornwell Management Consultants Plc
08/01/05	RS Consulting Holdings Ltd./Cello Group Plc
07/01/05	Leapfrog Research & Planning Ltd./Cello Group Plc
06/30/05	AMT SpA/Aegis Group Plc
06/01/05	United Business Media Plc/GfK AG
04/01/05	Signia Partners, Inc./Guideline, Inc.
04/01/05	Atlantic Research and Consulting, Inc./Guideline, Inc.
04/01/05	META Group, Inc./Gartner, Inc.
03/02/05	Columbus Quanti NV/Aegis Group Plc

Date Closed	Acquirer/Target

02/09/05	goZing/Greenfield Online, Inc.
01/03/05	Medialink Worldwide, Inc./Observer AB
11/10/04	Braun Consulting, Inc./Fair Isaac Corp.
10/16/04	DOBT, Inc./i-cf, Inc.
09/16/04	Lowendal Group SA/AXA SA
09/09/04	Wirthlin Worldwide/Harris Interactive, Inc.
08/02/04	Modus Media Inc/CMGI, Inc.
07/12/04	Heritage Information Systems, Inc./Affiliated Computer Services, Inc.
06/22/04	Proactive Insight/Aegis Group Plc
05/19/04	ReloAction/Exult, Inc.
05/07/04	TFPL Ltd/I Documentsystems Group Plc
02/27/04	OAO Technology Solutions, Inc./Terrapin Partners LLC
02/16/04	Symonds Group Holdings Ltd/The Capita Group Plc
02/11/04	Rom Neg Contracting, Inc./Environmental Management Solutions, Inc.
02/10/04	Egility Solutions Ltd/Diagonal Plc
02/02/04	Maritz, Inc./Aegis Group Plc
02/01/04	Galileozest, Inc./Septeni Co. Ltd.
12/18/03	Eurisko/United Business Media Plc
12/13/03	Censydiam/Aegis Group Plc
10/07/03	ISIS Research Ltd/Aegis Group Plc
09/08/03	Blackstone Market Facts Pvt Ltd/Aegis Group Plc
07/03/03	Sopheon Plc/Find/SVP, Inc.
06/06/03	AIMS Group Services Ltd/Alfred McAlpine Plc
06/01/03	Teltech Resource Network Corporation/Guideline, Inc.
05/27/03	Amey Plc/Volvere Plc
04/02/03	Guideline Research Corp/Find/SVP, Inc.
03/25/02	3i Group Plc/Right Management Consultants, Inc.
03/06/02	Jennings Ryan & Kolb Inc/Cross Country Healthcare, Inc.
02/22/02	Cyber Centers Inc/Pan-international Holdings Inc
02/19/02	Optmail, Inc./Septeni Co. Ltd.

Implied Value Per Share
Financial Statistic	of the Company

Revenues, EBIT, EBITDA, and Net Income	$0.59—$0.64

General Merger and Acquisition Transactions Analysis

Using publicly available information, GAHS reviewed and compared the purchase prices and financial multiples of EBIT and EBITDA paid in 3,615 acquisitions of companies from a broad universe of industries with an enterprise value range of $0 to $100 million. GAHS performed this analysis to assess the value of the Company’s common equity based solely on size considerations. GAHS reviewed purchase price multiples of EBIT and EBITDA during the calendar years 2005 and 2006, as well as year-to-date multiples.

Implied Value Per Share
Financial Statistic	of the Company

EBIT and EBITDA	$0.29—$0.89

General

In connection with its fairness opinion to the Special Committee and Board, GAHS performed a variety of financial and comparative analyses for purposes of rendering its opinion. GAHS made its determination as to fairness on the basis of its experience and professional judgment after considering, among other things, that the merger consideration of $1.35 per share would be within, or greater than, the range implied by the results of these analyses. The preparation of a fairness opinion is a complex process involving determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, is not well suited to partial analysis or summary description. In arriving at its opinion, GAHS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, GAHS believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, GAHS may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be GAHS’ view of the actual value of the Company.

In performing its analyses, GAHS made numerous assumptions with respect to industry risks, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company. Any estimates contained in GAHS’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. GAHS conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to the Company’s Common Stock holders and in connection with the delivery of its opinion dated June 27, 2007 to the Company’s Special Committee and Board. These analyses do not purport to be appraisals or to reflect the prices at which the Common Stock might actually trade.

The terms of the Merger were determined through arm’s-length negotiations between the Company and infoUSA and were unanimously approved by the Company’s Board. GAHS did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Merger. GAHS’ opinion was provided to the Special Committee and Board to assist it in its consideration of the Merger Agreement. GAHS’ opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any stockholder as to whether to tender or how to vote or to take any other action with respect to the Offer or the Merger. GAHS’ opinion was one of the many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. GAHS’ analyses summarized above should not be viewed as determinative of the opinion of the Special Committee or Board with respect to the value of the Company or of whether the Special Committee or Board would have been willing to agree to a different offer or form of consideration.

GAHS is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, restructurings, and valuations for corporate and other purposes. The Company Board selected GAHS because of its expertise, reputation, and familiarity with the Company and because its investment banking professionals have substantial experience in transactions comparable to the Offer and the Merger. Pursuant to an engagement agreement dated June 12, 2007, the Company paid GAHS a fee of $100,000 for delivery of its fairness opinion, which fee was not contingent on the conclusions reached in such opinion or the consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse GAHS for its out-of-pocket expenses incurred in connection with providing its fairness opinion and to indemnify GAHS and certain affiliated parties against certain liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered by GAHS. GAHS was not engaged to provide other financial advisory services to the Company and will not receive any fees upon consummation of the Merger.

(c)	Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser. As discussed in Item 3, certain of the Company’s directors and officers are contractually obligated to tender their Shares so long as the conditions set forth in the applicable shareholder support agreements are satisfied.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee retained DeSilva & Philips as its financial advisor in connection with the potential sale of the Company as well as other potential strategic alternatives. The Company has also engaged GAHS to provide a fairness opinion letter in connection with the Merger Agreement, the Offer and the Merger, which is filed as hereto as Annex B and is incorporated herein by reference.

Pursuant to the engagement letter among DeSilva & Phillips, the Special Committee and the Company, dated May 4, 2006 (the “DeSilva & Phillips Engagement Letter”), the Special Committee retained DeSilva & Phillips as its financial advisor in connection with the exploration and evaluation of strategic options for the Company, including, but not limited to, the possible sale of the Company to another party (a “Transaction”). In consideration of the services to be provided by DeSilva & Phillips to the Special Committee, the Company agreed to pay to DeSilva & Phillips an initial preparatory fee of $35,000 (which amount would be setoff in full against any Success Fee (as defined herein)) and a success fee if the Company closed a Transaction during the term of the DeSilva & Phillips Engagement Letter or with a prospective purchaser introduced to the Company by DeSilva & Phillips (the “Success Fee”). At the closing of a Transaction, the Company will pay the Success Fee to DeSilva & Phillips in an amount equal to 1 3/4% of the aggregate consideration of the Transaction (as defined in the DeSilva & Phillips Engagement Letter) up to an aggregate consideration of $40 million, plus 3% of any aggregate consideration in excess of $40 million. The DeSilva & Phillips Engagement Letter also provides for the reimbursement by the Company of certain reasonable and documented fees and expenses of DeSilva & Phillips incurred in connection with the services provided by DeSilva & Phillips.

Pursuant to the engagement letter between GAHS and the Company dated June 12, 2007 (the “GAHS Engagement Letter”), the Company has agreed to pay GAHS $100,000 upon delivery by GAHS to the Special Committee and the Board of an opinion as to the fairness, from a financial point of view, to the Company or the holders of the common stock of the Company, of the consideration to be received in the Offer and the Merger.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past sixty days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation of directors in the ordinary course of business in connection with the Company’s employee benefit plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or

(d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by infoUSA pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of shareholders, and the information therein is incorporated herein by reference.

Dissenters’ Rights

The holders of the Shares do not have dissenters’ rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time of the Merger will have the right pursuant to the provisions of Section 623 of the NYBCL to dissent and demand appraisal of their Shares. Under Section 623 of the NYBCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a shareholder and the Company do not agree on the fair value, the shareholder will have the right to a judicial determination of fair value of the shareholder’s Shares and to receive payment of this fair value in cash, together with any interest as determined by the court. The value so determined could be more or less than the Merger Consideration.

This summary of Section 623 of the NYBCL does not purport to be complete and is qualified in its entirety by reference to the full text of Section 623 of the NYBCL. Section 623 of the NYBCL and the dissenters’ rights of the Company’s shareholders is summarized in Section 15 of the Offer to Purchase under the heading “Certain Legal Matters and Regulatory Approvals — Dissenters’ Rights” and Section 623 of the NYBCL is included as Schedule II to the Offer to Purchase. Failure to follow the steps required by Section 623 of the NYBCL for perfecting dissenters’ rights may result in the loss of such rights. SHAREHOLDERS WISHING TO EXERCISE THEIR DISSENTERS’ RIGHTS SHOULD CONSULT THEIR OWN LEGAL ADVISORS TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF NEW YORK LAW.

State Takeover Statutes

The Company is incorporated under the laws of the State of New York and is subject to the provisions of Section 912 of the NYBCL regulating certain business combinations. Section 912 of the NYBCL limits the ability of a New York corporation to engage in business combinations with an “interested shareholder” (defined generally as any beneficial owner of 20% or more of the outstanding voting stock in the corporation) within five years of the date such person became an interested shareholder, unless, among other things, the corporation’s board of directors has given its prior approval to either the business combination or the transaction which resulted in the person becoming an “interested shareholder.” After five years from the date such person became an interested shareholder, a New York corporation may engage in business combinations with an interested shareholder only if the holders of a majority outstanding voting stock not beneficially owned by the interested shareholder approve of the business combination or the consideration paid by the interested shareholder meets certain minimum criteria as listed in detail in Section 912 of the NYBCL. Prior to the execution of the Merger Agreement, the Board unanimously approved the Merger Agreement, the Offer, the Merger and, for purposes of complying with Section 912 of the NYBCL, the Shareholder Support Agreements. Accordingly, the Company believes that Section 912 of the NYBCL is inapplicable to the Offer and the Merger.

Additionally, the New York Security Takeover Disclosure Act (Article 16 of the NYBCL) (the “Takeover Disclosure Act”) imposes certain requirements on any party that makes a takeover bid pursuant to a tender offer for any equity security of a corporation incorporated in New York if such party would, as a result of the tender offer, become the beneficial owner of more than five percent of any class of outstanding equity securities of such corporation. The Takeover Disclosure Act is applicable to the Offer. The Takeover Disclosure Act requires the filing of a registration statement with the New York Attorney General, the disclosure of certain of the information required to be included in such registration statement, and the publication of an announcement in the New York Times or the Wall Street Journal and one of several specified local newspapers. The information required to be disclosed pursuant to the Takeover Disclosure Act is substantially similar to the information required to be provided to shareholders by the SEC, and is either included in this Offer to Purchase, available in infoUSA’s SEC filings, or contained in the registration statement which can be requested by New York residents in the manner described in the Offer to Purchase. Non-compliance with the requirements of the Takeover Disclosure Act may result in criminal or civil penalties, including an injunction temporarily or permanently barring the Offer. Purchaser has informed the Company that Purchaser believes it has complied with the requirements of the Takeover Disclosure Act and, in the event Purchaser receives notice that it is not in compliance, Purchaser intends to take reasonable efforts to achieve such compliance.

Top-Up Option

In the Merger Agreement, the Company has granted to Purchaser an option (the “Top-Up Option”) to purchase up to a number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by infoUSA and Purchaser immediately following completion of the Offer, will constitute more than ninety percent (90%) of the number of shares of Common Stock on a fully-diluted basis (assuming the issuance of the shares of Common Stock issued upon exercise of the Top-Up Option), at a purchase price per Common Share equal to the price paid per Common Share in the Offer. The Top-Up Option may only be exercised if more than ninety percent (90%) of the outstanding shares of Preferred Stock have been tendered and accepted in the Offer and if exercise thereof will result in the ownership by infoUSA and Purchaser more than ninety percent (90%) of the Common Stock on a fully-diluted basis. The Top-Up Option may not be exercised for a number of shares of Common Stock that would require the approval of the Company’s shareholders under applicable law, or that exceeds (when added to those shares of Common Stock already outstanding) the number of shares of Common Stock authorized in the Company’s certificate of incorporation.

Short Form Merger

In the event that infoUSA and Purchaser collectively own at least ninety percent (90%) of the outstanding shares of Common Stock and ninety percent (90%) of the outstanding shares of Preferred Stock. Purchaser may, pursuant to Section 905 of the NYBCL, effect the Merger without approval of the Company’s shareholders by filing a certificate of merger with the New York Department of State.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.

(a)(1)	Offer to Purchase dated July 23, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Letter of Transmittal dated July 23, 2007 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Joint press release issued by the Company and infoUSA dated June 28, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on June 28, 2007.
(a)(4)	Summary Advertisement published in The Wall Street Journal and the Buffalo News on July 23, 2007 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

Exhibit No.

(a)(5)	Letter to Stockholders of the Company dated July 23, 2007.
(e)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, entered into by and among infoUSA, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on form 8-K filed by the Company on July 5, 2007).
(e)(2)(A)	Separation, Restrictive Covenants and Release Agreement, made and entered into as of June 28, 2007, by and between infoUSA, the Company and David Walke (incorporated by reference to Exhibit 10.1 of the Current Report on form 8-K filed by the Company on July 5, 2007).
(e)(2)(B)	Separation, Restrictive Covenants and Release Agreement, made and entered into as of June 28, 2007, by and between infoUSA, the Company and Peter Stone (incorporated by reference to Exhibit 10.2 of the Current Report on form 8-K filed by the Company on July 5, 2007).
(e)(2)(C)	Employment Agreement, made and entered into as of June 29, 2007, by and between the Company and Marc Litvinoff (incorporated by reference to Exhibit 10.3 of the Current Report on form 8-K filed by the Company on July 5, 2007).
(e)(5)(A)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Special Situations Fund III Q.P., L.P., Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Cayman Fund, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of infoUSA dated July 5, 2007).
(e)(5)(B)	Shareholder Support Agreement, dated June 28, 2007 by and between infoUSA, Purchaser, and David Walke (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of infoUSA. dated July 5, 2007).
(e)(5)(C)	Shareholder Support Agreement, dated June 28, 2007, by and between infoUSA, Purchaser, Petra Mezzanine Fund, Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P., Marlin Equities, LLC, Martin Franklin, Mark Litvinoff, Douglas House, Peter Hooper, and Andrew Garvin (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K of infoUSA dated July 5, 2007).
(e)(6)	Disclosing Party and Non-Disclosure Agreement, dated February 15, 2007 (the “Confidentiality Agreement”) (incorporated by reference to Exhibit (d)(5) of the infoUSA Schedule TO).
(e)(7)	Exclusivity Agreement, dated March 12, 2007, as amended by the letter agreement, dated May 16, 2007, between infoUSA and the Company (incorporated by reference to Exhibit (d)(6) of the infoUSA Schedule TO).
(e)(8)	Information Statement of the Company dated as of July 23, 2007 (included as Annex A to the Statement.
(e)(9)	Opinion of GAHS dated June 27, 2007 (included as Annex B to the Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUIDELINE, INC.

By:	/s/ David Walke
Name: David Walke

Title:	Chairman and Chief Executive Officer

Date: July 23, 2007

Annex A

GUIDELINE, INC.
625 Avenue of the Americas
New York, NY 10011
(212) 645-4500

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is mailed on or about July 23, 2007, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Guideline, Inc. (“Guideline” or the “Company”) to the holders of record of all outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), and (b) all outstanding shares of the Company’s Series A preferred stock, par value $0.0001 per share (“Preferred Stock” and together with the Common Stock, the “Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by infoUSA, Inc. a Delaware corporation (“infoUSA”), to a majority of the seats on the board of directors of the Company (the “Board”).

On June 28, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with infoUSA and Knickerbocker Acquisition Corp. (“Purchaser”), a New York corporation and a wholly-owned subsidiary of infoUSA. Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase (the “Offer to Purchase”) all of the outstanding shares of Common Stock at a purchase price of $1.35 per share of Common Stock (the “Common Stock Offer Price”) and all of the outstanding shares of Preferred Stock of the Company at a purchase price of $1.50 per share of Preferred Stock, plus accrued but unpaid dividends (the “Preferred Stock Offer Price” and, collectively with the Common Stock Offer Price, the “Offer Price”), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by infoUSA and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 23, 2007.

The Merger Agreement provides, among other things, that following completion of the Offer, as promptly as practicable, and in no event later than the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions in the Merger Agreement and in accordance with New York Business Corporation Law (the “NYBCL”), Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of infoUSA (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by the Company or any wholly-owned subsidiary of the Company and any Shares owned by infoUSA or Purchaser, all of which will be cancelled for no consideration, and other than Shares held by shareholders who have properly exercised appraisal rights under the NYBCL) will be canceled and converted into the right to receive the Offer Price payable for such Shares in the Offer without interest (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as Annex A.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. Information set forth herein relating to infoUSA, Purchaser or the infoUSA Designees (as defined below) has been

Annex A-1

provided by infoUSA. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Purchaser commenced the Offer on July 23, 2007. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of August 17, 2007 unless the Offer is extended by the Purchaser.

RIGHT TO DESIGNATE DIRECTORS

The Merger Agreement provides that, at any time following payment by Purchaser for a number of Shares that constitutes at least sixty-six and two-thirds percent (66 2/3%) of the Shares outstanding on a fully-diluted basis (as defined in the Merger Agreement) pursuant to the Offer, infoUSA will be entitled to designate such number of directors (the “infoUSA Designees”), rounded up to the nearest whole number, on the Board (and each committee of the Board and each board of directors of each Guideline subsidiary) as will give infoUSA representation on the Board equal to the product of (i) the number of directors on the Board (after giving effect to such new directors designated by infoUSA) and (ii) the percentage that the number of Shares purchased by Purchaser bears to the number of Shares outstanding. The Company has agreed to either increase the size of the Board or to use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide infoUSA with this level of representation, and to cause the infoUSA Designees to be so elected.

The Company has also agreed that, until the effective time of the Merger (“Effective Time”), the Company will use its reasonable best efforts to ensure that, in addition to the infoUSA Designees to the Board, there will be at least two Continuing Directors (as defined below) on the Board. The Merger Agreement defines “Continuing Directors” as directors who are not affiliated with or designated by infoUSA and who are also “independent” as defined in the rules of the American Stock Exchange, or are elected or appointed after the date of the Merger Agreement at the recommendation of the directors who were directors on the date of the Merger Agreement or who are Continuing Directors. Until the Effective Time, only the Continuing Directors may amend the Merger Agreement, and the Continuing Directors may, without the approval of the other directors (including those designated by infoUSA), take certain other actions on behalf of the Company. If there are no Continuing Directors, no such actions may be taken.

LIST OF POTENTIAL INFOUSA DESIGNEES

The infoUSA Designees will be selected by infoUSA from the individuals listed below. The information provided below was provided by infoUSA for inclusion in this Information Statement and the Company has not made any independent verification of, and makes no representation as to, the accuracy or completeness of information regarding the infoUSA Designees. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the persons from among whom the infoUSA Designees will be selected currently is a director of, or holds any positions with, the Company. infoUSA has advised the Company that, to the best of infoUSA’s knowledge, except as set forth below, none of the infoUSA Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and infoUSA or Purchaser that have been described in the Tender Offer Statement on Schedule TO of Purchaser and the Schedule 14D-9 of the Company.

The name, age and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the infoUSA Designees are set forth below. Unless otherwise indicated, the business address of each of the infoUSA Designees is 5711 South 86th Circle, P.O. Box 27347, Omaha, NE 68127-0341. None of the persons listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining

Annex A-2

the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all persons listed below are citizens of the United States.

The following tables consist of those individuals from which infoUSA will select the infoUSA Designees.

Name	Age	Principal Occupation or Employment	Citizenship

Vinod Gupta	60	Chief Executive Officer of infoUSA (since August 1998)	United States
Stormy Dean	49	Chief Financial Officer (since February 2006), Principal Accounting Officer (December 2005 — February 2006) and Chief Financial Officer (January 2000 — October 2003)	United States
Fred Vakili	53	Executive Vice President of Administration and Chief Administrative Officer of infoUSA (since August 1998)	United States

CERTAIN INFORMATION REGARDING THE COMPANY

The Company has two classes of stock: (i) Common Stock and (ii) Preferred Stock. Each share of Common Stock has one vote and each share of Preferred Stock entitles the holder to one vote for each share of Common Stock into which it is convertible. As of June 28, 2007, there were 21,165,145 shares of Common Stock issued and outstanding and 333,333 shares of Preferred Stock issued and outstanding.

INFORMATION REGARDING CURRENT DIRECTORS AND OFFICERS OF GUIDELINE

Directors

The following table provides the name, age, position(s) and a brief account of the business experience of each of the Company’s directors as of July 23, 2007:

Name	Age	Position

David Walke	52	Chairman of the Board and Chief Executive Officer
Andrew P. Garvin	61	Founder and Director
Regina Paolillo	48	Director
Brian Ruder	53	Director
Denise Shapiro	52	Director
Warren Struhl	45	Director

Mr. Walke has been Chief Executive Officer of the Company since November 21, 2001, a director of the Company since December 5, 2001, and Chairman of the Board of Directors of the Company since April 27, 2005. Mr. Walke was the co-founder and CEO of Morgen-Walke Associates, a leading investor relations and corporate communications consultancy. Established in 1982, Morgen-Walke was acquired in 2000 and concluded that year with approximately $30 million in revenues. Mr. Walke’s experience in communications consulting has been highly diverse, and he has provided counsel to over 500 public company CEO’s and senior management teams in his 25 years in the industry.

Mr. Garvin was a co-founder of the Company and served as its Chief Executive Officer from 1972 until November 21, 2001, and as its President from 1978 until December 31, 2003. Mr. Garvin has been a director of the Company since its inception. Mr. Garvin is currently the Chief Executive Officer of PreRetirement Resources Group LLC. From 1979 to 1982, Mr. Garvin was a member of the Board of Directors of the Information Industry Association and served as Chairman of the 1979 National Information Conference and Exposition. Mr. Garvin is the author of THE ART OF BEING WELL INFORMED, an information resource handbook for executives. Mr. Garvin received a B.A. degree in political science from Yale University and an M.S. degree in journalism from the Columbia Graduate School of Journalism.

Annex A-3

Ms. Paolillo has been a director of the Company since April 2005. Ms. Paolillo is currently a Senior Vice President at General Atlantic LLC, a leading global private equity firm focused on investing in information technology and IT enabled businesses worldwide. Before then, she was Chief Executive Officer of Creditek, LLC, a leading provider of business process outsourcing solutions, until Creditek, LLC was acquired in 2006 by Genpact, a global provider of high-quality business and technology services. Subsequent to the acquisition, Ms. Paolillo was a Senior Vice President of Genpact until her departure in March 2007. From April 1993 until September 2002, Ms. Paolillo held various positions with Gartner, Inc., and from October 1999 until September 2002, Ms. Paolillo was Chief Financial Officer and Executive Vice President of Gartner, Inc. Prior to Gartner, Inc., Ms. Paolillo served as Chief Operating Officer and Chief Financial Officer at Productivity, Inc., and held numerous executive and management positions at Citibank, N.A., Page America, Inc. Bristol-Myers Squibb, Inc. and PricewaterhouseCoopers, LLP. Ms. Paolillo holds a bachelor’s degree from the University of New Haven and is a Certified Public Accountant.

Mr. Ruder has been a director of the Company since July 1, 2004. Mr. Ruder is currently the Founder and Chief Executive Officer of Skylight Partners, a strategic marketing and business development consulting group. From 1997 to 2000, Mr. Ruder was Executive Vice President of Global Marketing for Citigroup. Before Citigroup, Mr. Ruder was President of Heinz USA, and President of Weight Watchers, also a division of H.J. Heinz Company. Mr. Ruder also served as Marketing Director for Pepsi-Cola USA. Mr. Ruder is currently Chairman of the Board of the Beacon Institute for Rivers and Estuaries Center, a member of the Board of the Adirondack Council, Vice Chairman of the New York State Board of Science, Technology and Academic Research, and is a member of the Board of the New York State Dormitory Authority. He previously served on the Board and Audit Committee of Saks, Inc.

Ms. Shapiro has been a director of the Company since February 27, 2003. She is a Managing Director of the Entertainment & Media practice for PricewaterhouseCoopers, LLP, a large public accounting firm, since January 2002, where she is responsible for overseeing the client relationship management for some of its Global 100 entertainment and media companies. Ms. Shapiro was also a founder and principal for eWorks, Inc. from 1997 until December 2001, where she was primarily responsible for providing a full range of management consulting and financial/capital markets advisory services to small telecommunications, media and technology companies. Previously, Ms. Shapiro held leadership roles in corporate development and operations with Hallmark Entertainment Inc., Viacom, Inc, ITT, and ABC, Inc. Ms. Shapiro has a diversified professional background and has spent her entire career either serving as a consultant in professional service providers or building sustainable, profitable businesses in large entertainment and media operating companies.

Mr. Struhl has been a director of the Company since December 5, 2001. He has been the managing partner of TWS Partnership, LLC, an investment partnership for the last ten years. He is currently Chairman of the Board of Directors for Dale and Thomas Popcorn, LLC and Awards.com, LLC.

Annex A-4

Executive Officers

The following table sets forth the name, age and position of each of the Company’s executive officers. The executive officers of the Company are appointed by and serve at the discretion of the Board of Directors of the Company.

			Officer
Name	Age	Position	Since

David Walke	52	Chairman of the Board and Chief Executive Officer	2001
Peter Stone	37	Chief Financial Officer, Senior Vice President, Corporate Secretary and Treasurer	2002
Marc Litvinoff	46	President and Chief Operating Officer	2004
Scott A. Gerard	39	Controller	2002

See the table of directors for biographical data with respect to David Walke.

Mr. Stone has been the Company’s Chief Financial Officer, Senior Vice President, Corporate Secretary and Treasurer since joining the Company in May 2002. From January 2001 to May 2002, Mr. Stone served as Senior Vice President at Seabury Technology LLC, the technology-focused investment banking division of the New York-based investment bank The Seabury Group, LLC. From February 2000 to November 2000, Mr. Stone was the Chief Financial Officer of Polyverse, Inc., an internet startup venture that ceased operations in December 2000. From September 1996 to February 2000, Mr. Stone was Vice President and Principal at Mercury Capital, a private equity firm based in New York. From June 1997 to February 2000, and December 1998 to February 2000, Mr. Stone served on the Board of Directors of Food Service Holdings, Inc. and Federal Coach, Inc., respectively, each of which were privately held companies owned by Mercury Capital. Mr. Stone is a graduate of The Wharton School at the University of Pennsylvania.

Mr. Litvinoff has been the Company’s Chief Operating Officer since joining the Company in May 2004 and has also been its President since 2005. From July 2003 through April 2004, Mr. Litvinoff was an independent consultant to Gartner, Inc., Apple, Inc. and Wrapsidy, LLC. From November 2001 through July 2003, Mr. Litvinoff served as President & Chief Executive Officer of RHK, Inc., a telecommunications research and advisory firm. From October 1999 through July 2001, Mr. Litvinoff served as President & Chief Operating Officer of Knowledge Networks, Inc., a marketing intelligence and market research firm which provides a single-source marketing information system via interactive television as well as frequent-shopper information and web tracking. Mr. Litvinoff holds a B.B.A. in Banking and Finance from Hofstra University.

Mr. Gerard has been the Company’s Controller since July 2002 and is a Certified Public Accountant. From December 1999 to 2002, Mr. Gerard was an associate with Abacus Group LLC, an executive recruitment firm specializing in accounting and finance. From 1996 through 1999, Mr. Gerard was a Divisional Controller with Citibank, N.A. Prior to Citibank, Mr. Gerard practiced accounting, including 3 years with KPMG LLP. Mr. Gerard holds a B.S. in Accounting from The State University of New York at Buffalo.

Family Relationships

There are no family relationships among any of the Company’s directors or executive officers.

Involvement in Certain Legal Proceedings

To the knowledge of the Company, no director, executive officer, or person nominated to become a director of the Company has within the last five years: (i) had a petition under Federal bankruptcy laws or any State insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for, any business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or other minor offenses); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise

Annex A-5

limiting his or her involvement in the following activities: (a) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (b) engaging in any type of business practice; or (c) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws; (iv) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in clause (iii)(a) above, or to be associated with persons engaged in any such activity; or (v) been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a Federal or State securities or commodities law, and such judgment has not been reversed, suspended or vacated.

The Company is not aware of any material proceedings to which any director (or person nominated to become a director), executive officer or affiliate of the Company, or any security holder, including any owner of record or beneficial owner of more than 5% of any class of the Company’s voting securities, or any associate of any such director (or person nominated to become a director), officer, affiliate of the Company or security holder, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

GOVERNANCE OF THE COMPANY

Guideline Board Structure and Composition

The Company’s Board of Directors has a long-standing commitment to sound and effective corporate governance practices. The Company’s Management and its Board of Directors continuously review the Company’s corporate governance policies to ensure that they comply with the Sarbanes-Oxley Act of 2002, the rules and regulations promulgated thereunder and any other applicable law, rules or regulations. In response to the adoption of the Sarbanes-Oxley Act of 2002, the Board of Directors adopted a Code of Ethics for Senior Executive and Financial Officers and an Audit Committee pre-approval policy.

The Company’s Board of Directors is currently comprised of the following six members: David Walke (Chairman of the Board), Andrew P. Garvin, Warren Struhl, Denise Shapiro, Brian Ruder, and Regina Paolillo. The Board of Directors has standing Audit, Compensation and Nominating Committees.

Director Independence

The Company utilizes the American Stock Exchange’s definition of “independence”. Based on the aforementioned standard, the Board of Directors has determined that each of the following non-employee directors is independent and has no relationship with the Company, except as a director and stockholder of the Company:

(1) Andrew P. Garvin

(2) Warren Struhl

(3) Denise Shapiro

(4) Regina Paolillo

In addition, based on such standards, the Board of Directors determined that David Walke is not independent because he is the Chief Executive Officer of the Company, and also determined that Brian Ruder is not independent because he previously performed services to the Company but ceased these services as of his appointment to the Board.

Annex A-6

Meetings

During 2006, the Board of Directors held seven meetings. The Compensation and Nominating Committees do not meet on a regular basis, but only as circumstances require. During 2006, all of the directors then in office attended at least 75% of the total number of meetings held by the Board of Directors and by the Committees of the Board of Directors on which they served during the period for which he or she has been a director. The Company does not have a formal policy as to Board of Director attendance at the Company’s annual meetings of Shareholders. Only Mr. Walke attended the Company’s last annual meeting of shareholders in 2006.

Shareholder Communications with Directors

Shareholders may send communications to the Board of Directors or any committee thereof by writing to the Board or any such committee at Guideline, Inc., c/o the Secretary at 625 Avenue of the Americas, New York, New York 10011. The Secretary will distribute all shareholder communications to the intended recipients and/or distribute to the entire Board, as appropriate. In addition, all directors attending the Annual Meeting of Stockholders will be available to answer relevant stockholder questions.

Compensation Committee

The purpose of the Compensation Committee is to review, structure and set the Company’s Executive Compensation and to align management’s interest with the success of the Company. The Compensation Committee consists of Warren Struhl and Brian Ruder with Mr. Struhl serving as Chairman. Mr. Struhl meets the requirements for independence as set forth in the American Stock Exchange’s definition of “independent director.” However, Mr. Ruder, who previously performed services to the Company but ceased these services as of his appointment to the Board, may not meet such definition of independence. The Company expects that the director who will fill the vacancy on the Compensation Committee will qualify as independent. The Compensation Committee met two times during 2006. The Compensation Committee does not have a charter.

Nominating Committee

The purpose of the Nominating Committee is to identify, evaluate and nominate qualified candidates for election to the Board of Directors. The Nominating Committee consists of Warren Struhl and Brian Ruder with Mr. Struhl serving as Chairman. Mr. Struhl meets the requirements for independence as set forth in the American Stock Exchange’s definition of “independent director.” However, Mr. Ruder, who previously performed services to the Company but ceased these services as of his appointment to the Board, may not meet such definition of independence. The Nominating Committee did not meet during 2006. The Nomination Committee does not have a charter.

The Nominating Committee will consider nominees recommended by the Company’s shareholders. The names of such nominees should be forwarded to David Walke, Guideline, Inc., 625 Avenue of the Americas, New York, New York 10011, who will submit them to the committee for its consideration.

Candidates for the Board of Directors should possess fundamental qualities of intelligence, honesty, perceptiveness, good judgment, maturity, high ethics and standards, integrity, fairness and responsibility; have a genuine interest in the Company; have no conflict of interest or legal impediment which would interfere with the duty of loyalty owed to the Company and its shareholders; and have the ability and willingness to spend the time required to function effectively as a director of the Company. The Nominating Committee may engage third-party search firms from time to time to assist it in identifying and evaluating nominees for director. The Nominating Committee evaluates nominees recommended by shareholders, by other individuals and by the search firms in the same manner, as follows. The Nominating Committee reviews biographical information furnished by or about the potential nominees to determine whether they have the experience and qualities discussed above. When a Board vacancy occurs or is anticipated, the Nominating Committee determines which of the qualified candidates to interview, based on the current needs of the Board and the Company, and members of the Nominating Committee meet with these individuals. If, after such meetings, the Nominating Committee determines to recommend any candidate to the Board for consideration, that individual

Annex A-7

is invited to meet with the entire Board. The Board then determines whether to select the individual as a director-nominee.

Audit Committee

The Audit Committee, which was established in accordance with Section 3(a)(58)(A) of the Exchange Act, reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by the Company’s independent auditors, the scope of other services provided by the independent auditors, and the proposed changes in the Company’s policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee also examines and considers other matters relating to the financial affairs and accounting methods of the Company, including the selection and retention of the Company’s independent auditors. The Audit Committee consists of Regina Paolillo, Brian Ruder, and Denise Shapiro, with Ms. Paolillo serving as Chairman. With the exception of Mr. Ruder, who previously performed services to the Company but ceased these services as of his appointment to the Board, all other members of the Audit Committee meet the requirements for independence as set forth in the American Stock Exchange’s definition of “independent director”. All of the members of the Audit Committee meet the definition of “independent” as set forth in Rule 10A-3 of the Exchange Act. The Board of Directors has identified Ms. Paolillo as the audit committee financial expert and determined that Ms. Paolillo is independent of the Company based on the American Stock Exchange’s definition of “independence”. The Audit Committee met four times during 2006. The Audit Committee is governed by a written charter approved by the Board of Directors, a copy of which can be found in Appendix A to the Definitive 14A Proxy Statement filed with the SEC on April 28, 2006.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Company’s Compensation Committee consists of two directors: Warren Struhl, Chairman; and Brian Ruder. Each member of the Compensation Committee has considerable experience in executive compensation and management development issues. Neither member of the Committee has ever been an officer or employee of the Company, nor is there a direct or indirect relationship between either member of the Committee and any of the Company’s executive officers.

The Company operates in the Consulting and Business Advisory industry and must provide high levels of quality in the servicing of its clients. In order to succeed, the Board believes that it must be able to attract and retain qualified experienced executives. To achieve this goal, the Company has offered competitive executive compensation to attract and retain key executives with relevant experience in the Consulting and Business Advisory industry or in growth companies in related industries. Executive compensation has also been structured to align management’s interests with the success of the Company by making a portion of compensation dependant on long-term success of the Company.

During 2006, the Board of Directors of the Company maintained the 1996 Stock Option Plan (Amended and Restated as of November 21, 2001), as amended (the “1996 Plan”), and the 2003 Stock Incentive Plan (the “2003 Plan”).

The Committee annually determines compensation of the Company’s senior management and its executive officers, oversees the administration of executive programs, and has approved a compensation philosophy for the Company which is described below.

Executive Compensation Philosophy

The Compensation Committee maintains a philosophy that compensation of executive officers should be directly linked to operating achievements and, to a lesser extent, stock performance. Base salaries for executive officers are determined by the Compensation Committee by evaluating the responsibilities of the position, the

Annex A-8

experience of the individual, internal comparability considerations, as appropriate, the competition in the marketplace for management talent, and the compensation practices among public companies of the size of, or in businesses similar to, the Company. Salary adjustments are determined and normally made at twelve-month intervals.

Cash Compensation

Base salaries for each of the executive officers are established pursuant to their respective employment agreements, subject to such increases as the Compensation Committee may determine. In reviewing and approving the base salaries of the executive officers, as well as any cash performance bonuses permitted under the respective employment agreements, the Compensation Committee considers the scope of work and responsibilities, and other individual-specific factors; the recommendation of the Chief Executive Officer (except in the case of his own compensation); compensation for similar positions at similarly-situated companies; and the executive’s experience.

Equity Based Compensation

The 1996 Plan and the 2003 Plan (collectively, the “Plans”) are designed to give the Board discretion and flexibility in designing incentive compensation packages to motivate executive officers and key employees and to maximize Shareholder value. Pursuant to the Plans, the Board may issue to non-employee directors, executive officers and key employees of the Company incentive stock options and nonqualified stock options. The specific types and size of awards to be granted (other than options granted to non-employee directors) and the terms and conditions of such awards are determined by the Committee subject to the provisions of the Plans.

The Committee has set guidelines which determine the number of shares to be granted and the frequency of stock option awards. These guidelines, which are applicable to all participants, including the Chief Executive Officer, provide that awards will generally be based upon the employee’s position within the Company and a subjective review of the employee’s performance. Any such decision would be subjective in nature and not based upon any objective factors. The stock option awards to each individual are not conditioned on the number of previously granted options. All awards to executive officers are within the discretion of the Committee. Under the Plans, the Board has the discretion to fix the price, amount of options, vesting schedule and other terms for the stock options granted thereunder. The Committee believes that the total compensation package has been designed to motivate executive officers and focus on increasing the market value of the Common Stock. The foregoing executive compensation tables reflect the compensation structure being pursued by the Committee.

Additional Benefits

Executive officers participate in other employee benefit plans generally available to all employees on the same terms as similarly situated employees.

The Company maintains a qualified 401(k) plan that provides for a Company contribution equal to 20% of the executive’s contributions of up to 5% of such executive’s base salary, subject to applicable IRS limits.

The Company also provides executive officers with perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions, including payment of life insurance and long-term disability insurance premiums and car allowances. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to executive officers.

Compensation of the Chief Executive Officer

As Chief Executive Officer, David Walke was compensated pursuant to an employment agreement entered into as of November 21, 2001 and amended on January 1, 2005. For fiscal 2006, Mr. Walke received a base

Annex A-9

salary of $253,800. In addition, Mr. Walke is entitled, at the discretion of the Compensation Committee, to incentive compensation which may, among other things, be based upon the Company’s performance and Mr. Walke’s performance, all as determined in the sole and absolute discretion of the Committee. Mr. Walke received $182,897 as incentive compensation in fiscal 2006. Mr. Walke was granted 150,000 and 58,528 shares of restricted stock on January 1 and July 5, 2006, respectively. Mr. Walke’s compensation is based on, but not limited to, his individual performance and competition in the marketplace, and provides an incentive aligned with his level of expertise and contribution to the Company. For more information regarding Mr. Walke’s compensation, see the section labeled “Potential Payments Upon Termination or Change of Control” below.

Certain Other Executive Officers

The remaining three Named Executive Officers (as hereinafter defined) are Peter Stone, Chief Financial Officer, Senior Vice President, Secretary and Treasurer, Marc Litvinoff, President and Chief Operating Officer, and Scott Gerard, Controller. The details of the compensation for these individuals are also described in the tables and footnotes below, as well as in the description of their employment agreements below.

Annex A-10

Summary Compensation Table

The following summary compensation table sets forth information concerning the annual and long-term compensation earned by the Company’s chief executive officer and three other executive officers of the Company whose annual salary and bonus during fiscal 2006 exceeded $100,000 (collectively, the “Named Executive Officers”).

							Change in
							Pension
							Value and
						Non-Equity	Nonqualified
Name and				Stock	Option	Incentive Plan	Deferred	All Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation
Position	Year	($)	($)(1)	($)(2)	($)(3)	($)(4)	Earnings($)	($)(5)		Total(s)

David Walke	2006	$253,800	$5,590	$192,207	$—	$—	$—	$15,495	(6)	$467,092
Chief Executive Officer
Peter Stone	2006	237,600	7,250	59,458	—	—	—	—		304,308
Chief Financial Officer, Senior V.P., Secretary and Treasurer
Marc Litvinoff	2006	265,000	8,033	307,242	—	—	—	8,278	(7)	588,553
President and Chief Operating Officer
Scott Gerard	2006	150,000	10,000	—	—	—	—	1,300	(8)	161,300
Controller

(1)	The amounts shown in the Bonus column include operating bonuses and discretionary performance-based bonuses.

(2)	For awards of stock, the aggregate grant date fair value computed in accordance with FAS 123R.

(3)	For awards of stock options, with or without SARs, the aggregate grant date fair value computed in accordance with FAS 123R.

(4)	The dollar value for all earnings for services performed during the fiscal year pursuant to non-equity incentive plans.

(5)	All other compensation that the registrant could not report in any other column. Such compensation includes perquisites and other personal benefits. As permitted by rules established by the SEC, no amounts are shown with respect to certain “perquisites” where such amounts do not exceed in the aggregate of $10,000.

(6)	Includes Company-provided life insurance and long-term disability premiums, $4,430; automobile lease payments, $7,380; and automobile insurance, $3,685.

(7)	Includes Company-provided car allowance, $6,228; and the Company’s match and additional contribution on the employee’s 401(k) contribution, $2,050.

(8)	Includes Company match and additional contribution on the employee’s 401(k) contribution, $1,300.

Annex A-11

Grants of Plan-Based Awards

The following table contains certain information regarding options to purchase Common Stock held as of December 31, 2006 by each of the Named Executive Officers, as well as estimated future payouts under case incentive plans. The stock options listed below were granted without tandem stock appreciation rights and without freestanding stock appreciation rights outstanding.

								All Other	All Other
								Stock	Option
								Awards:	Awards:	Exercise
		Estimated Future Payouts			Estimated Future Payouts			Number	Number of	or Base	Grant
		Under Non-Equity Incentive			Under Equity Incentive			of Shares	Securities	Price of	date fair
		Plan Awards			Plan Awards			of Stock	Underlying	Option	value of
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)(1)

David Walke	11/21/01	—	—	—	—	—	—	—	350,000	$0.41	$87,500
	2/26/03	—	—	—	—	—	—	—	50,000	$1.25	$49,500
	1/1/05	—	—	—	—	—	—	100,000	—	—	$112,000
	1/1/06	—	—	—	—	—	—	150,000	—	—	$105,000
	7/5/06	—	—	—	—	—	—	58,528	—	—	$87,207
Peter Stone	5/13/02	—	—	—	—	—	—	—	75,000	$1.14	$69,750
	2/26/03	—	—	—	—	—	—	—	25,000	$1.25	$27,750
	1/1/05	—	—	—	—	—	—	25,000	—	—	$28,000
	1/1/06	—	—	—	—	—	—	50,000	—	—	$35,000
	7/5/06	—	—	—	—	—	—	16,415	—	—	$24,458
Marc Litvinoff	5/17/04	—	—	—	—	—	—	—	50,000	$2.60	$95,000
	5/17/04	—	—	—	—	—	—	100,000	—	—	$255,000
	7/1/05	—	—	—	—	—	—	50,000	—	—	$25,000
	7/5/06	—	—	—	—	—	—	206,203	—	—	$307,242
Scott Gerard	7/22/02	—	—	—	—	—	—	—	20,000	$1.09	$19,800
	2/26/03	—	—	—	—	—	—	—	5,000	$1.25	$5,850

(1)	For awards of stock, the aggregate grant date fair value computed in accordance with FAS 123R.

Annex A-12

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning stock options and stock awards held by the Named Executive Officers at December 31, 2006:

	Option Awards						Stock Awards
Equity
									Equity	Incentive
									Incentive	Plan
									Plan	Awards:
									Awards:	Market
								Market	Number	or Payout
				Equity			Number	Value of	of	Value of
				Incentive			of	Shares or	Unearned	Unearned
				Plan			Shares	Units of	Shares,	Shares,
				Awards:			or Units	Stock	Units or	Units or
	Number of		Number of	Number of			of Stock	That	Other	Other
	Securities		Securities	Securities			That	Have Not	Rights	Rights
	Underlying		Underlying	Underlying			Have	Vested	That	That
	Unexercised		Unexercised	Unexercised	Option	Option	Not	($)	Have Not	Have Not
	Options (#)		Options (#)	Unearned	Exercise	Expiration	Vested	(as of	Vested	Vested
Name	Exercisable		Unexercisable	Options (#)	Price ($)	Date	(#)	12/31/06)	(#)	($)

David Walke	350,000	(1)	—	—	$0.41	11/21/10	289,019	$471,101	—	—
	40,000	(2)	10,000	—	$1.25	2/26/13
Peter Stone	75,000	(3)	—	—	$1.14	5/13/12	85,943	$140,087	—	—
	20,000	(2)	5,000	—	$1.25	2/26/13
Marc Litvinoff	30,000	(4)	20,000	—	$2.60	5/17/14	337,469	$550,074	—	—
Scott Gerard	20,000	(5)	—	—	$1.09	7/22/12	—	—	—	—
	4,000	(2)	1,000	—	$1.25	2/26/13

(1)	The option granted on November 21, 2001 vested in three equal annual installments beginning November 21, 2001 and was fully vested on November 21, 2003.

(2)	The option granted on February 26, 2003 vests in five equal annual installments beginning February 26, 2003 and ending February 26, 2007.

(3)	The option granted on May 13, 2002 vested in four equal annual installments beginning May 13, 2002 and was fully vested on May 13, 2005.

(4)	The option granted on May 17, 2004 vests in four equal annual installments beginning May 17, 2004 and ending May 17, 2007.

(5)	The option granted on July 22, 2002 vested in three equal annual installments beginning July 22, 2003 and was fully vested on July 22, 2005.

Option Exercises and Stock Vested During Fiscal 2006

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on Exercise	Value Realized on	Acquired on Vesting	Value Realized on
Name	(#)	Exercise ($)	(#)	Vesting ($)

David Walke	—	—	19,509	$29,264
Peter Stone	—	—	5,472	$8,208
Marc Litvinoff	—	—	18,734	$28,101
Scott Gerard	—	—	—	—

Potential Payments Upon Termination or Change of Control

The tables below reflect the amount of compensation to the following Named Executive Officers of the Company in the event of termination of such executive’s employment: David Walke; Peter Stone; and Marc Litvinoff. The amount of compensation payable to each of these Named Executive Officer upon expiration and nonrenewal of employment agreement, involuntary not-for-cause termination, termination following a change of control, termination by the Named Executive Officer for good reason, and in the event of disability or death of the executive is shown below. The amounts shown assume that such termination was effective as of

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December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The amounts shown also do not reflect the agreements entered into between these individuals and the Company and/or infoUSA, which, assuming the completion of the Offer, replace their existing agreements and provide for different levels of compensation. These agreements are described in the Offer to Purchase of Purchaser.

The executives do not receive any compensation upon voluntary termination, retirement or involuntary termination by the Company for cause and, accordingly, the tables do not reflect these termination events.

Payments Made Upon Termination

Regardless of the manner in which a Named Executive Officer’s employment terminates, he may be entitled to receive amounts earned but not paid during his term of employment. Such amounts include payment of deferred bonuses earned in prior years and unpaid but accrued vacation days.

Also, if such termination is made by the Company without cause, all stock options and restricted stock held by the executive will automatically vest and become exercisable and the executive will be entitled to severance in the form of continued payment of salary and certain other benefits, plus possible lump sum payments.

Payments Made Upon Retirement

In the event of the retirement of a Named Executive Officer, no additional benefits are paid.

Payments Made Upon a Change of Control

The Company has entered into employment agreements containing change in control provisions with each Named Executive Officer. Pursuant to these agreements, if an executive’s employment is terminated on account of a change of control or if the executive terminates his employment in certain circumstances defined in the agreement which constitute “good reason”, in addition to the benefits listed under the heading “Payments Made Upon Termination”, then the Named Executive Officer will receive the following additional benefits:

•	certain stock options and all restricted stock held by the executive will automatically vest and become exercisable; and

•	severance in the form of continued payment of salary and certain other benefits, plus possible lump sum payments.

Generally, pursuant to the agreements, a change of control generally means: (i) the acquisition by any person, entity or group of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 30% of either the then outstanding shares of Common Stock of the Company or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors; or (ii) individuals who, as of the date hereof, constitute the Board cease for any reason to constitute at least a majority of the Board.

Under the agreements, good reason generally means the following with respect to an executive: (i) the diminution of the executive’s position, duties, responsibilities and status with the Company as contemplated by the employment agreement or any removal of the executive from any positions or offices the executive held as contemplated under the agreement, except in connection with the termination of the executive’s employment by the Company for cause or incapacity; (ii) the failure of the Company to assign to the executive duties consistent with his position, duties, responsibilities and status with the Company as contemplated hereunder; or (iii) a relocation of the Company’s principal offices and place of executive’s employment outside of Manhattan or further than 25 miles from the executive’s current principal residence.

Annex A-14

David Walke

The following table shows the potential payments upon termination or a change of control of the Company for David Walke, the Company’s Chief Executive Officer.

	Expiration of	Without	Change of
	Employment	Cause	Control and	Good Reason
	Agreement on	Termination	Termination	Termination on	Disability on	Death on
Executive Benefits upon Payments	12/31/06	on 12/31/06	on 12/31/06	12/31/06	12/31/06	12/31/06
Upon Separation	($)	($)	($)	($)	($)	($)

Compensation
Cash Severance — Salary(1)	$253,800	$507,600	$507,600	$507,600	$—	$—
Cash Severance — Bonus(1)	50,800	50,800	50,800	50,800	—	—
Stock Options(2)	—	652,000	652,000	652,000	652,000	652,000
Restricted Stock(3)	—	502,901	502,901	502,901	—	—
Benefits & Perquisites
Medical Benefits(4)	—	—	18,809	18,809	—	—
Accrued vacation	—	—	—	—	—	—
Automobile(1)	11,065	11,065	22,130	22,130	—	—
Total	$315,665	$1,724,366	$1,754,240	$1,754,240	$652,000	$652,000

(1)	In the event that the Company terminates Mr. Walke for reason other than for cause or if Mr. Walke leaves the Company for good reason or as a result of a change of control, then Mr. Walke’s salary, bonus, and automobile allowance as of December 31, 2006 would continue for a period of two (2) years given that there would be less than two (2) years left in his employment term.

(2)	In the event that the Company terminates Mr. Walke for reason other than for cause, if Mr. Walke leaves the Company for good reason or as a result of a change of control, if Mr. Walke becomes disabled, or upon his death, then Mr. Walke’s stock options would immediately vest. The vested stock options have been valued using the Company’s stock price as of December 31, 2006.

(3)	In the event that the Company terminates Mr. Walke for reason other than for cause, if Mr. Walke leaves the Company for good reason or as a result of a change of control, or if Mr. Walke becomes disabled, then Mr. Walke’s shares of restricted stock would immediately vest. The vested shares of restricted stock have been valued using the Company’s stock price as of December 31, 2006.

(4)	In the event that Mr. Walke leaves the Company for good reason or as a result of a change of control, then the Company will provide Mr. Walke with major medical coverage for two (2) years.

Annex A-15

Peter Stone

The following table shows the potential payments upon termination or a change of control of the Company for Peter Stone, the Company’s Chief Financial Officer.

	Expiration of	Without	Change of
	Employment	Cause	Control and	Good Reason
	Agreement on	Termination	Termination	Termination on	Disability on	Death on
Executive Benefits upon Payments	12/31/06	on 12/31/06	on 12/31/06	12/31/06	12/31/06	12/31/06
Upon Separation	($)	($)	($)	($)	($)	($)

Compensation
Cash Severance — Salary(1)	$118,800	$118,800	$—	$118,800	$118,800	$118,800
Cash Severance — Bonus(1)	47,520	47,520	—	47,520	47,520	47,520
Stock Options(2)	—	163,000	—	163,000	—	—
Restricted Stock(3)	—	149,006	149,006	149,006	—	—
Benefits & Perquisites
Medical Benefits	—	—	—	—	—	—
Accrued vacation(4)	5,483	5,483	—	5,483	5,483	5,483
Total	$171,803	$483,809	$149,006	$483,809	$171,803	$171,803

(1)	In the event that the Company terminates Mr. Stone for reason other than for cause, if Mr. Stone leaves the Company for good reason, if Mr. Stone becomes disabled, or upon his death, then Mr. Stone or in the case of his death, Mr. Stone’s estate would be entitled to salary as of December 31, 2006 for a period of six (6) months, and the amount of Mr. Stone’s bonus that should have been paid with respect to that part of the fiscal year in which the date of termination occurs, absent the termination of Mr. Stone’s employment.

(2)	In the event that the Company terminates Mr. Stone for reason other than for cause, or if Mr. Stone leaves the Company for good reason, then Mr. Stone’s stock options would immediately vest. The vested stock options have been valued using the Company’s stock price as of December 31, 2006.

(3)	In the event that the Company terminates Mr. Stone for reason other than for cause, if Mr. Stone leaves the Company for good reason or as a result of a change of control, then Mr. Stone’s shares of restricted stock would immediately vest. The vested shares of restricted stock have been valued using the Company’s stock price as of December 31, 2006.

(4)	Represents the unpaid portion of vacation earned by Mr. Stone prior to the date of termination to the extent not paid.

Annex A-16

Marc Litvinoff

The following table shows the potential payments upon termination or a change of control of the Company for Marc Litvinoff, the Company’s President and Chief Operating Officer.

	Expiration of	Without	Change of
	Employment	Cause	Control and	Good Reason
	Agreement on	Termination	Termination	Termination on	Disability on	Death on
Executive Benefits upon Payments	12/31/06	on 12/31/06	on 12/31/06	12/31/06	12/31/06	12/31/06
Upon Separation	($)	($)	($)	($)	($)	($)

Compensation
Cash Severance — Salary(1)	$275,000	$275,000	$—	$275,000	$—	$275,000
Cash Severance — Bonus(1)	53,000	53,000	—	53,000	—	53,000
Stock Options(2)	—	81,500	—	81,500	—	—
Restricted Stock(3)	—	—	580,611	—	—	—
Benefits & Perquisites
Medical Benefits	—	—	—	—	—	—
Accrued vacation(4)	12,692	12,692	—	12,692	—	12,692
Automobile(1)	6,000	6,000	—	6,000	—	6,000
Total	$346,692	$428,192	$580,611	$428,192	$—	$346,692

(1)	In the event that the Company terminates Mr. Litvinoff for reason other than for cause, if Mr. Litvinoff leaves the Company for good reason, or upon his death, then Mr. Litvinoff or in the case of his death, Mr. Litvinoff’s estate would be entitled to salary and an automobile allowance as of December 31, 2006 for a period of twelve (12) months, and the amount of Mr. Litvinoff’s bonus that should have been paid with respect to the fiscal year in which the date of termination occurs.

(2)	In the event that the Company terminates Mr. Litvinoff for reason other than for cause, or if Mr. Litvinoff leaves the Company for good reason, then Mr. Litvinoff’s stock options would immediately vest. The vested stock options have been valued using the Company’s stock price as of December 31, 2006.

(3)	In the event that the Mr. Litvinoff leaves the Company as a result of a change of control, then Mr. Litvinoff’s shares of restricted stock would immediately vest. The vested shares of restricted stock have been valued using the Company’s stock price as of December 31, 2006.

(4)	Represents the unpaid portion of vacation earned by Mr. Litvinoff prior to the date of termination to the extent not paid.

Compensation Committee Report

The Company’s Compensation Committee of the Board (the “Compensation Committee”) has submitted the following report for inclusion in this Information Statement:

The Company’s Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Information Statement with management. Based on the Compensation Committee’s review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the SEC.

Respectfully submitted,

Compensation Committee

Warren Struhl, Chairman
Brian Ruder

Annex A-17

Compensation Committee Interlocks and Insider Participation

During fiscal 2006, except as noted below, none of the members of the Compensation Committee (i) served as an officer or employee of the Company or its subsidiaries, (ii) was formerly an officer of the Company or its subsidiaries or (iii) entered into any transactions with the Company or its subsidiaries. During fiscal 2006, none of the Company’s executive officers (i) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on the Company’s Compensation Committee, (ii) served as director of another entity, one of whose executive officers served on the Company’s Compensation Committee, or (iii) served as member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a director of the Company. During fiscal 2006, Mr. Walke served as Chief Executive Officer of the Company and was compensated pursuant to his employment agreement.

Director Summary Compensation Table

The following table summarizes the compensation paid to the Company’s non-employee directors for the fiscal year ended December 31, 2006:

					Change in
					Pension
					Value and
	Fees Earned			Non-Equity	Nonqualified
	or Paid in	Stock	Option	Incentive Plan	Deferred	All Other
	Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)(1)	($)	($)	Earnings ($)	($)	($)

Andrew P. Garvin	—	$29,400	—	—	—	—	$29,400
Regina Paolillo	—	37,250	—	—	—	—	37,250
Brian Ruder	—	37,250	—	—	—	—	37,250
Denise Shapiro	—	37,250	—	—	—	—	37,250
Warren Struhl	—	14,900	—	—	—	—	14,900

(1)	For awards of stock, the aggregate grant date fair value computed in accordance with FAS 123R.

Discussion of Director Compensation

Prior to 2004, Board members did not receive compensation in connection with their attendance at Board and committee meetings. Furthermore, David Walke, who is a management Board member, has been compensated in conjunction with his employment agreement. However, Board members are reimbursed for reasonable expenses incurred in connection with their attendance at Board of Directors and committee meetings. In July 2006, Mr. Garvin, Ms. Paolillo, Mr. Ruder, Ms. Shapiro, and Mr. Struhl were awarded 10,000, 25,000, 25,000, 25,000 and 10,000 shares of restricted stock, respectively. Included in the restricted stock awarded to each of Ms. Paolillo, Mr. Ruder and Ms. Shapiro are 5,000 and 10,000 shares of restricted stock for being members of the Audit and Special Committees, respectively. In August 2006, Mr. Garvin was awarded an additional 10,000 shares of restricted stock for becoming a member of the Special Committee. All restricted stock awards have an exercise price of $0.01.

Annex A-18

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2006:

Equity Compensation Plan Information

			Number of securities
			remaining available
	Number of securities		for future issuance
	to be issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation plans
	outstanding	outstanding	(excluding securities
	options, warrants,	options, warrants	reflected in column
Plan category	and rights(a)	and rights(b)	(a))(c)

Equity compensation plans approved by security holders:
Guideline, Inc. 1996 Stock Incentive Plan	1,315,175	$1.01	—
Guideline, Inc. 2003 Stock Incentive Plan	1,775,054	$1.02	974,682
Total	3,090,229	$1.02	974,682

Annex A-19

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 28, 2007, certain information regarding the beneficial ownership of the outstanding Common Stock and Preferred Stock by: (i) each person who is known to us to own 5% or more of the Company’s Common Stock and Preferred Stock (the holdings of certain unrelated entities listed below are generally based on shareholdings disclosed in their public filings with the SEC, (ii) each of our current directors and nominees for the Board of Directors, (iii) each Named Executive Officer set forth in the Summary Compensation Table above, and (iv) all of the Company’s current executive officers and directors as a group. Unless otherwise indicated, each of the shareholders shown in the table below is known to us to have sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address of each person named in the table below is c/o GUIDELINE, INC., 625 Avenue of the Americas, New York, New York 10011.

	Common Stock		Preferred Stock
Name and Address	Shares(1)	Percent(19)	Shares(1)(2)	Percent(20)

Petra Mezzanine Fund, L.P.(3)	745,000	3.4%	333,333	100.0%
172 Second Ave. North, Suite 112
Nashville, TN 37201
Austin W. Marxe and David M. Greenhouse(4)	6,147,840	27.6%
153 E. 53rd Street
55th Floor
New York, NY 10022
Wynnefield Partners(5)	2,395,552	11.3%
c/o Small Cap Value LP
450 Seventh Avenue, Suite 509
New York, NY 10123
Zesiger Capital Group LLC(6)	1,831,000	8.7%
David Walke(7)	2,354,293	10.9%
Martin Franklin(8)	1,342,874	6.3%
Andrew P. Garvin(9)	675,499	3.2%
Warren Struhl(10)	221,250	1.0%
1100 Valley Brook Avenue
Lyndhurst, NJ 07071
Denise Shapiro(11)	45,000	*
Brian Ruder(12)	25,000	*
Regina Paolillo(13)	17,500	*
Peter Stone(14)	100,000	*
Marc Litvinoff(15)	210,000	*
Scott A. Gerard(16)	25,000	*
All directors and executive officers as a group (9 persons)(17)	3,673,542	16.7%

*	Less than 1%

(1)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.

(2)	Each share of Preferred Stock entitles the holder to one vote for each share of Common Stock into which it is convertible.

Annex A-20

(3)	As of April 6, 2007, the Common Stock beneficially owned by Petra Mezzanine Fund, L.P. (“Petra”) consists of 745,000 shares of Common Stock issuable upon exercise of warrants; and 333,333 shares of Common Stock issuable upon conversion of 333,333 shares of the Preferred Stock. Excluded are 125,222 shares of Common Stock issuable to Petra upon conversion of up to an additional 125,222 shares of Preferred Stock that may be issued to Petra as dividends on their shares of Preferred Stock.

(4)	Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”) share sole voting and investment power over 881,538 shares of Common Stock, and 200,000 warrants owned by Special Situations Cayman Fund, L.P., 211,706 shares of Common Stock, and 48,355 warrants owned by Special Situations Fund III, L.P., 2,571,132 shares of Common Stock and 551,645 warrants owned by Special Situations Fund III Q.P., L.P. and 1,372,314 shares of Common Stock, and 311,150 warrants owned by Special Situations Private Equity Fund, L.P. The information disclosed above regarding Marxe and Greenhouse is based solely on the Schedule 13D/A filed by Marxe and Greenhouse with the SEC on June 11, 2007. The principal business office for Marxe and Greenhouse is 153 East 53rd Street, 55th Floor, New York, New York 10022.

(5)	Includes 803,425 shares owned by Wynnefield Partners Small Cap Value, LP, 614,325 shares owned by Wynnefield Partners Small Cap Value, L.P. I, 882,802 shares owned by Wynnefield Small Cap Value Offshore Fund, Ltd., and 95,000 shares owned by Channel Partnership II, L.P. The information disclosed above regarding Wynnefield Partners is based solely on the Schedule 13G filed by certain affiliates of Wynnefield Partners with the SEC on February 14, 2007. The principal business office for Wynnefield Partners and its affiliates referenced above is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(6)	The principal business office of Zesiger Capital Group LLC (“ZCG”) is 320 Park Avenue, 30th Floor, New York, New York 10022. The information disclosed above regarding ZCG is based solely on Amendment No. 2 to Schedule 13G filed by ZCG with the SEC on February 13, 2007 in which ZCG disclaimed beneficial ownership of the shares referenced above.

(7)	Includes 105,556 shares of Common Stock issuable under outstanding warrants, held in the name of Walke Associates, Inc., and 400,000 shares issuable under outstanding options. Each of David Walke and Walke Associates, Inc. disclaims beneficial ownership of the shares owned by the other.

(8)	Includes 1,232,318 shares of Common Stock beneficially owned by Marlin Equities, LLC; 105,556 shares of Common Stock issuable under outstanding warrants held in the name of Marlin Equities, LLC; and 5,000 shares issuable under outstanding options. The information disclosed above is based solely on Schedule 13D filed by Marlin Equities, LLC with the SEC on July 13, 2006. The principal business office for Marlin Equities, LLC is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

(9)	Includes 5,000 shares issuable under outstanding options.

(10)	Includes 156,250 shares of Common Stock held in the name of Warren Struhl Family Partnership, and includes 65,000 shares issuable under outstanding options.

(11)	Represents 45,000 shares issuable under outstanding options.

(12)	Represents 25,000 shares issuable under outstanding options.

(13)	Represents 17,500 shares issuable under outstanding options.

(14)	Represents 100,000 shares issuable under outstanding options.

(15)	Includes 40,000 shares issuable under outstanding options.

(16)	Represents 25,000 shares issuable under outstanding options.

(17)	Includes 722,500 and 105,556 shares issuable under outstanding options and warrants, respectively.

(18)	Percent is based on 21,165,145 shares of Common Stock outstanding as of June 28, 2007.

(19)	Percent is based on 333,333 shares of Preferred Stock outstanding as of June 28, 2007.

Annex A-21

TRANSACTIONS WITH RELATED PERSONS

Certain Relationships and Related Transactions

Laura Magnuson, the sister of the Company’s Chief Executive Officer, David Walke, is employed by the Company on an at-will basis as Director, Marketing & Sales Promotion, and is entitled to receive a base salary of $105,000 annually.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires the Company’s directors and executive officers and any persons who own more than 10% of the Company’s capital stock to file with the SEC (and, if such security is listed on a national securities exchange, with such exchange), various reports as to ownership of such capital stock. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon reports and representations submitted by the directors, executive officers and holders of more than 10% of the Company’s capital stock, all Forms 3, 4 and 5 showing ownership of and changes of ownership in the Company’s capital stock during the 2006 fiscal year were timely filed with the SEC.

Annex A-22

Annex B

June 27, 2007

Confidential

The Special Committee of the Board of Directors
The Board of Directors
Guideline Inc
625 Avenue of the Americas
New York, NY, 10011

Members of the Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be paid to the common shareholders of Guideline, Inc. (the “Company”) pursuant to the terms of the proposed Agreement and Plan of Merger to be executed on or about the date hereof by and among infoUSA, Inc., a Delaware corporation, (“Parent”); Knickerbocker Acquisition Corporation, a New York Corporation and wholly-owned subsidiary of Parent (“Purchaser”); and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, Parent proposes to cause Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share, of the Company for a purchase price of $1.35 per share, without interest and accrued dividends (the “Common Share Offer Consideration” and the “Common Share Merger Consideration”), pursuant to a tender offer (the “Offer”) and subsequent merger of Purchaser with and into the Company (the “Merger”). All capitalized and undefined terms used herein have the meanings given to them in the Merger Agreement.

As a customary part of its investment banking business, Goldsmith, Agio, Helms Securities, Inc. is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. In return for our services in connection with providing this opinion, the Company will pay us a fee, which fee is not contingent upon the consummation of the Offer or the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services and to reimburse us for our out-of-pocket expenses. We are not acting as financial advisor to the Company in connection with the Offer and Merger.

In arriving at our opinion, we have undertaken such reviews, analyses, and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have (i) reviewed the latest draft of the Merger Agreement, dated June 22, 2007; (ii) reviewed certain financial and other information that is publicly available relating to the Company and the industry in which it operates; (iii) reviewed certain internal financial and operating data of the Company that has been made available to us by the Company;

Annex B-1

(iv) discussed with management of the Company the past and present financial condition, operating results, business outlook, and prospects of the Company; (v) reviewed the Company’s share trading history and an analysis of transaction premiums paid to publicly held acquisition targets; (vi) performed a single-period capitalization analysis of the Company’s projected 2007 financial performance; (vi) reviewed the valuations of publicly traded companies that we deemed generally comparable to the Company; (vii) reviewed the financial terms of certain recently completed transactions that we deemed generally similar to the Offer and Merger; and, (viii) reviewed the financial terms of recently completed transactions from a broad universe of merger and acquisition transactions.

We have relied upon and assume, without independent verification, the accuracy and completeness of the financial statements and other information furnished by, or publicly available relating to, the Company or otherwise made available to us. In particular, we have relied upon the Company’s estimates of its outstanding debt at the time of the Merger and estimates of amounts payable as earnout payments that may be due in the future under acquisition agreements from prior periods. We have also relied upon the representations and warranties of the Company, and other parties thereto contained in the Merger Agreement and have assumed, without independent verification, that they are true and correct. We were not engaged to, and did not attempt to, or assume responsibility to, verify independently such information. We have further relied upon assurances by the Company that the information provided to us has a reasonable basis, and with respect to projections and other business outlook information, reflects the best currently available estimates and judgments of the future financial performance of the Company, and that the Company is not aware of any information or fact that would make the information provided to us incomplete or misleading.

We have also assumed that the Company and the other parties to the Merger Agreement will perform all of the covenants and agreements to be performed under the Merger Agreement, and that the conditions to the Offer and Merger set forth in the Merger Agreement would be satisfied and the Offer and the Merger would be consummated on a timely basis in the manner contemplated by the Merger Agreement. We have assumed that the executed version of the Merger Agreement will not differ in any material respects from the last draft we reviewed. We have assumed the accuracy and completeness of all legal, tax, and accounting advice received by the Company related to the Offer and Merger, and we have made no independent investigation of any legal, tax, or accounting matters that may affect the Company or its shareholders. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for consummation of the Offer and Merger will be obtained without any adverse effect on the Company or its shareholders. In that regard, we do not opine on, nor does our opinion consider, any legal, tax, accounting, governmental, or regulatory matters.

In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based upon the information available to us and the facts and circumstances as they exist and are subject to evaluation on the date hereof, including the financial, economic, market, and other conditions as in effect on the date hereof. Events and conditions occurring or existing after the date hereof could materially affect the assumptions used in preparing this opinion; however, we do not have or undertake any obligations to update, revise, or reaffirm this opinion.

Our opinion is rendered for the information of the Special Committee of the Board of Directors of the Company (the “Committee”) and the Board of Directors (the “Board”) in connection with the both the Committee members’ and Board members’ consideration of the Merger Agreement and is not intended to be and does not constitute a recommendation in connection with the Offer or the Merger. We have not been asked to, nor do we, express any opinion as to the relative merits of the Offer and Merger as compared to any alternative business strategies that might exist for the Company, the effect of any other transaction in which the Company might engage, the underlying business decision of the Company to engage in the Merger, or the form of the Merger Agreement or the terms contained therein. Except with respect to the use of this opinion in connection with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 in response to the Offer or the notice of meeting and proxy statement of the Company to be prepared and sent to the

Annex B-2

Company’s shareholders in connection with the Merger, this opinion may not be published or otherwise used or referred to publicly, in whole or in part, without our written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Share Merger Consideration to be paid to the Company’s shareholders in connection with the Merger is fair, from a financial point of view, to the holders of the Company’s Common Stock.

Sincerely,

/s/ Goldsmith, Agio Helms Securities, Inc.

Goldsmith, Agio, Helms Securities, Inc.

Annex B-3